                                                Filed Pursuant to Rule 424(b)(3)
                                                File No. 333-59973
PROSPECTUS
AUGUST 6, 1998

                                1,639,640 SHARES

                            [ONIX SYSTEMS INC. LOGO]

                                  COMMON STOCK

     This Prospectus relates to the resale of 1,639,640 shares (the "Shares") of Common Stock, par value $.01 per share (the "Common Stock"), of ONIX Systems Inc. ("ONIX" or the "Company") by certain shareholders of the Company (the "Selling Shareholders"). The Shares may be offered from time to time in transactions on the American Stock Exchange, Inc. (the "AMEX"), in negotiated transactions, through the writing of options on the Shares, or a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Such transactions may be effected by the sale of the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the sellers and/or the purchasers of the Shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). The Selling Shareholders and any broker-dealer who acts in connection with the sale of Shares hereunder may be deemed to be "underwriters" as that term is defined in the Securities Act of 1933, as amended (the "Securities Act"), and any commission received by them and profit on any resale of the Shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act. The Shares were originally sold by the Company in private placements pursuant to certain Stock Purchase Agreements with the Company dated September 24, 1997 and October 22, 1997 (the "Purchase Agreements"). See "Selling Shareholders."

     SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
       ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     None of the proceeds from the sale of the Shares by the Selling Shareholders will be received by the Company. The Company has agreed to bear all expenses (other than underwriting discounts and selling commissions, and fees and expenses of counsel or other advisors to the Selling Shareholders) in connection with the registration and sale of the Shares being registered hereby. The Company has agreed to indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act as underwriter or otherwise.

                            ------------------------

     The Company is a majority-owned subsidiary of Thermo Instrument Systems Inc. ("Thermo Instrument"), which is a majority-owned subsidiary of Thermo Electron Corporation ("Thermo Electron"). The Common Stock is traded on the AMEX under the symbol "ONX." On August 5, 1998, the reported closing price of the Common Stock on the AMEX was $11 7/8 per share.

                                  THE COMPANY

     ONIX Systems Inc. ("ONIX" or the "Company") designs, develops, markets and services sophisticated field measurement instruments and on-line sensors. The Company utilizes its proprietary knowledge and significant experience regarding application-specific technologies to develop products that address the needs of process industry participants within targeted markets. The Company's products gather information regarding the flow, level, density or composition of a particular material and, using advanced communications techniques, communicate this information to a customer's centralized control location.

     The Company manufactures field measurement instruments and on-line sensors in four general product areas: flow instruments, level and density instruments, composition analysis instruments and industry-specific instruments. The Company's flow measurement instruments measure and locally control the flow of liquids and gases. The Company's level and density measurement instruments incorporate sophisticated measurement technologies that measure and locally control the level and density of liquid and solid materials and the density of gaseous materials. The Company's composition analysis instruments include field and on-line analysis instruments that are used to analyze the chemical composition of solids, liquids and gases. The Company also offers technologically advanced microprocessor-based sensors and recording instruments that are utilized in specific industries for customized applications. The Company incorporates a range of advanced measurement technologies into its instruments, including gamma ray, radar, infrared, ultraviolet, ultrasonic and vibrational measurement techniques. Additionally, the Company's international presence and experience enable it to provide rapid, expert preventive maintenance and aftermarket support services to its customers.

     The Company's products are sold primarily to participants in process industries, including oil and gas producers, processors and distributors and chemical companies, as well as water/wastewater, iron, steel, electric utility, minerals and mining and pulp and paper companies. The Company's customers use its products for increased efficiency, process and quality control, regulatory compliance and increased employee safety. In 1997, customers in the oil and gas industries accounted for approximately 61% of the Company's total revenues, with such revenues derived from both the production segment and the refining and petrochemical segments of the industry. The Company has a broad customer base, selling products to more than 2,000 customers worldwide, including affiliates or operations of The Dow Chemical Company, Shell Oil Company, E.I. duPont De Nemours & Co., BASF AG, Petroleos Mexicanos ("Pemex") and Duke Energy Corporation. In 1997, approximately 33% of the Company's sales were to customers outside of North America.

     Industry sources estimate that worldwide revenues for the field measurement instruments and sensors segment of the process control market were approximately $10.4 billion in 1995 and will grow to approximately $20.0 billion by the year 2000, which represents a compound annual growth rate of 14%. Factors contributing to this growth include competitive pressures to increase efficiencies and reduce costs; technological advances, which have increased the availability of higher quality microprocessor-based sensors; the increased use of sensor-intensive, model-based controls of process functions; deregulation and privatization; developments in communications protocols and computer systems; and concerns over regulatory compliance and employee safety. The Company's current products address approximately $3.3 billion of the field measurement instruments and sensors segment of the process control market.

     The Company's strategy is to be a leading provider of field measurement instruments and on-line sensors used in targeted industries within the process control market where the Company's expertise and technologies are best suited. The Company seeks to implement this strategy by broadening its technologies and product offerings, including expanding the scope of its addressed markets, through internal development, acquisitions and strategic partnerships and by continuing to focus on customers in targeted markets. In addition, the Company intends to expand the geographic scope of its addressed markets to areas with significant growth opportunities, including Latin America, Eastern Europe and the Pacific Rim, and to expand its service and support organization to establish a comprehensive international presence.

     The Company's predecessor business was formed as a separate business unit of Thermo Instrument in 1994 with the acquisition of the EnviroTech Measurement and Controls division of Baker Hughes Incorporated ("Baker Hughes"), comprised of Westronics Inc. ("Westronics"), CAC Inc. and CAC UK Limited

(collectively, "CAC"), Houston Atlas Inc. ("Houston Atlas") and TN Technologies Inc. ("TN Technologies"). In 1995, Thermo Instrument, through CAC, acquired the business of Flow Automation Inc. and Flow Automation (UK) Limited (collectively, "Flow Automation") from Galveston-Houston Company. In 1996, Thermo Instrument, through TN Technologies, acquired Kay-Ray/Sensall, Inc. ("Kay-Ray/Sensall") from Rosemount Inc., and through CAC, acquired the business of VG Gas Analysis Systems Inc. and VG Gas Analysis Limited (collectively, "VG Gas") from Rhone-Poulenc Rorer, Inc. in connection with Thermo Instrument's acquisition of a substantial portion of the businesses constituting the Scientific Instruments division of Fisons plc. In 1997, Thermo Instrument, through Westronics, acquired the Angus Electronics division ("Angus") of Esterline Technologies Corporation.

     The Company was incorporated in August 1997. In connection with the Company's incorporation, Thermo Instrument transferred to the Company all of the stock of certain of its subsidiaries relating to the CAC, Flow Automation, VG Gas, Westronics, Houston Atlas, TN Technologies and Kay-Ray/Sensall businesses in exchange for 10,666,667 shares of the Company's Common Stock. Since August 1997, the Company acquired the Peek Measurement Business from Thermo Power Corporation ("Thermo Power"), the Rustrak Ranger Logger product line ("Ranger") from a subsidiary of Danaher Corporation, the business of Fluid Data, Inc. ("Fluid Data") from Elsag-Bailey, Inc. and certain businesses of the Mid-South Companies, a group of related privately held companies. See "Business -- Recent Acquisitions."

     Unless the context otherwise requires, references in this Prospectus to the Company or ONIX refer to ONIX Systems Inc. and its subsidiaries and the predecessor businesses that constitute the Company. The Company's principal executive offices are located at 22001 North Park Drive, Kingwood, Texas 77339, and its telephone number is (281) 348-1111.

                                  RISK FACTORS

     In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, the Company's actual results and could cause its actual results in 1998 and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, the Company. Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are made throughout this Prospectus. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the results of the Company to differ materially from those indicated by such forward-looking statements, including those discussed below, as well as those discussed elsewhere in this Prospectus.

     Dependence on Oil and Gas Industry. Historically, a substantial portion of the Company's total revenues has been attributable to the sale of products and related services to customers in the oil and gas industry. In 1997, customers in the oil and gas industry accounted for approximately 61% of the Company's total revenues. Demand for the Company's products and services within the oil and gas industry is dependent upon the level of capital spending by oil and gas companies for exploration, production and distribution. These activities depend in part on oil and gas prices, expectations about future prices, the cost of exploring for, producing and delivering oil and gas, the discovery rate of new oil and gas reserves, local and international political, regulatory and economic conditions and the ability of oil and gas companies to obtain capital. There can be no assurance that current levels of oil and gas activities will be maintained or that demand for the Company's products and related services will reflect the level of such activities. Decreases in oil and gas activities could have a significant adverse effect upon the demand for the Company's products and related services, which would materially adversely affect the Company's business, financial condition and results of operations. See
"Business -- Customers."

     Market Acceptance of New Products. The Company develops products that represent alternatives to traditional instruments and methods, and as a result, its products may be slow to achieve, or may not achieve, market acceptance since customers may seek further validation of the efficiency and efficacy of the Company's technology before making an investment. This is particularly true where the purchase of the product requires a significant capital commitment. Further, because on-line process measurement instruments are incorporated into a customer's production line, a decision to invest in these instruments involves significant operating risks if the instrument fails or shuts down. In addition, the Company believes that, to a significant extent, its growth prospects depend on its ability to gain acceptance of its technologies and product applications by a broader group of customers and broader industry segments. There can be no assurance that the Company will be successful in obtaining broad acceptance of its products.

     Dependence on Capital Spending Policies of Customers. The Company's customers include oil and gas production, processing and distribution facilities, electric utilities and chemical companies. The capital spending policies of these companies can have a significant effect on the demand for the Company's products. Such policies are based on a wide variety of factors, including the resources available to make such purchases, the spending priorities among various types of process control equipment or techniques and policies regarding capital expenditures during recessions. Any decrease in capital spending by these customers could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Customers."

     No Assurance of a Successful Acquisition Strategy. An element of the Company's strategy includes the acquisition of businesses and technologies that complement or augment the Company's existing product lines. Attractive acquisitions are difficult to identify and complete for a number of reasons, including competition among prospective buyers and the need for regulatory approvals, including antitrust approvals. Acquisitions completed by the Company may be made at substantial premiums over the fair value of the net assets of the acquired companies. For example, the Company's acquisitions completed in 1997 resulted in an aggregate cost in excess of net assets acquired of $18,925,000. Establishment of this intangible asset will result in charges to operating income of approximately $473,000 per year for amortization. There can be no assurance that the Company will be able to complete future acquisitions or that the Company will be able to successfully integrate any acquired business, including the recently acquired businesses, into its existing business or that the Company will be able to retain key personnel and customers, or adequately improve the financial performance, of any acquired business, including the recently acquired businesses. In order to finance such acquisitions, it may be necessary for the Company to raise additional funds through public or private financings. Any equity or debt financing, if available at all, may be on terms that are not favorable to the Company and, in the case of an equity financing, may result in dilution to the Company's stockholders. See "Business -- Strategy,"
"Business -- Recent Acquisitions" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Risks Associated with International Sales. Sales outside North America accounted for approximately 33% of the Company's total revenues in 1997. The Company intends to continue to expand its presence in markets outside of North America. International revenues are subject to a number of risks, however, including the following: agreements may be difficult to enforce and receivables difficult to collect through a foreign country's legal system; foreign customers may have longer payment cycles; foreign countries may impose additional withholding taxes or otherwise tax the Company's foreign income, impose tariffs or adopt other restrictions on foreign trade; fluctuations in exchange rates may affect product demand and adversely affect the profitability in U.S. dollars of products and services provided by the Company in foreign markets where payment for the Company's products and services is made in the local currency; U.S. export licenses may be difficult to obtain or enforce; and intellectual property rights in foreign countries may be more difficult to enforce. Further, a significant portion of the Company's business is conducted in foreign countries, including Canada, the United Kingdom, Mexico, Oman and the United Arab Emirates. Foreign operations are also subject to various risks, including potentially unstable economic conditions, unexpected changes in regulatory requirements, compliance with a variety of foreign laws and regulations and the existence of different tax structures. Tax rates in certain foreign countries exceed those in the United States, and foreign earnings may be subject to withholding requirements or the imposition of tariffs, exchange controls or other restrictions. There can be no assurance that any of these or other factors will not have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Strategy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Technological Change and New Products. The markets for the Company's products are characterized by changing technology, evolving industry standards and new product introductions and enhancements. The Company's future success will depend in part upon its ability to enhance its existing products, to develop and introduce new products and technologies and to successfully expand its aftermarket support services for such new or enhanced products in order to meet changing customer requirements and serve broader industry segments. The Company is currently devoting significant resources toward the enhancement of its existing products, the development of new products and technologies and the expansion of its preventive maintenance and aftermarket support activities. There can be no assurance, however, that the Company will successfully complete the enhancement and development of these products and the expansion of its services in a timely fashion or that the Company's current or future products and services will satisfy the process measurement needs of participants in the Company's targeted markets. See "Business -- Strategy" and "Business -- Research and Development."

     Intense Competition. The Company encounters and expects to continue to encounter intense competition in the sale of its products. The Company believes that its ability to compete successfully in the market for field measurement instruments and sensors depends upon a number of factors both within and beyond its control, including quality and reliability; technical features; accuracy; ease of use; product pricing; reputation for aftermarket service; timing of new product releases and enhancements by the Company and its competitors; name recognition; the establishment of strategic alliances; and industry and general economic trends. In addition, the Company competes with companies utilizing competing technologies that may be viewed as cost-effective alternatives to the technologies incorporated into the Company's products. Certain of the Company's current and potential competitors have significantly greater financial, marketing, technical and other competitive resources, as well as greater name recognition, than the Company. As a result, the Company's competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, and may be able to devote greater resources to the promotion and sale of their products. There can be no assurance that the Company will be able to compete successfully with existing or new competitors. An increase in competition could result in price reductions and loss of market share, which could have a material adverse effect on the Company's business, financial condition or results of operations. See "Business -- Competition."

     Risks of Gamma Technology. Certain of the Company's level and density measurement instruments incorporate gamma technologies that are subject to health and safety risks in connection with the use, handling and possible radioactive emissions associated with gamma materials. The Company believes that it conducts its operations prudently and the Company maintains both general liability insurance and nuclear liability insurance in amounts it believes to be commercially reasonable. However, there can be no assurance that this insurance will be sufficient to protect the Company from liability claims, or that liability insurance will continue to be available to the Company at a reasonable cost, or at all. In addition, the manufacture and sale of products that utilize gamma technology may subject the Company to extensive federal, state, local and foreign regulations that could increase the costs of producing the Company's products, or otherwise materially adversely affect the demand for the Company's gamma measurement instruments. See " -- Government Regulations and Approvals."

     Limited Sources of Supply. The Company currently contracts with local subcontractors for the manufacture of certain major components incorporated into its products. The Company has experienced no significant disruption or delay in obtaining required components for its products, and believes that it could develop other sources of supply or qualify other suppliers for such components. However, a prolonged inability to obtain adequate deliveries could require the Company to pay more for inventory, parts and other supplies or to seek alternative sources of supply, could delay the Company's ability to ship its products and could damage its relationships with current and prospective customers. Any such delay or damage could have a material adverse effect on the Company's business, financial condition and results of operations. See
"Business -- Manufacturing and Suppliers."

     Dependence on Key Personnel. The Company's success depends to a significant extent upon a number of key employees, including members of senior management. The loss of the services of one or more of these key employees could have a material adverse effect on the Company. The Company does not have employment contracts with any of its key employees and it has not obtained, and does not intend to obtain, key-man life insurance policies for any key employee. The Company believes that its future success will depend in part on its ability to attract, motivate and retain highly skilled technical, managerial and marketing personnel. Competition for such personnel is intense and there can be no assurance that the Company will be successful in attracting, motivating and retaining key personnel.

     Uncertain Protection of Proprietary Rights. Proprietary rights relating to the Company's products are protected from unauthorized use by third parties only to the extent that they are covered by valid and enforceable patents or are maintained in confidence as trade secrets. The Company has several issued U.S. patents and patent applications pending. The Company also owns corresponding foreign patents in a number of jurisdictions throughout the world. There can be no assurance that any patents now or hereafter owned by the Company will afford protection against competitors. Proceedings initiated by the Company to protect its proprietary rights could result in substantial costs to the Company. There can be no assurance that competitors of the Company, some of whom have substantially greater resources than those of the Company, will not initiate litigation to challenge the validity of the Company's patents, or that they will not use their resources to design comparable products that do not infringe the Company's patents. The Company could incur substantial costs and diversion of management resources with respect to the defense of any such claims, which could have a material adverse effect on the Company's business, financial condition and results of operations. Furthermore, parties making such claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief, that could effectively block the Company's ability to make, use, sell, distribute or market its products and services in the U.S. and abroad. There may also be pending or issued patents of which the Company is not aware held by parties not affiliated with the Company that relate to the Company's products or technologies. In the event that a claim relating to proprietary technology or information is asserted against the Company, the Company may need to acquire licenses to, or contest the validity of, any such competitor's proprietary technology. It is likely that significant funds would be required to contest the validity of any such competitor's proprietary technology. There can be no assurance that any license required under any such competitor's proprietary technology would be made available on acceptable terms or that the Company would prevail in any such contest. There can be no assurance that the steps taken by the Company to protect its proprietary rights will be adequate to prevent misappropriation of its technology or independent development by others of similar technology. In addition, the laws of some jurisdictions do not protect the Company's proprietary rights to the same extent as the laws of the U.S. and there can be no assurance that the available protections will be adequate.

     The Company also relies on trade secrets and proprietary know-how that it seeks to protect, in part, by confidentiality agreements with its employees and consultants. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach or that the Company's trade secrets will not otherwise become known or independently developed by competitors. See "Business -- Intellectual Property."

     Government Regulations and Approvals. The demand for certain of the Company's products, both in the United States and abroad, is subject to or influenced by various domestic and foreign environmental and consumer protection laws. The Company designs, develops and markets these products, in part, to meet customer needs created by existing and anticipated regulations, and any changes in these regulations may adversely affect consumer demand for the Company's products. See "Business -- Industry Background." In addition, the manufacture and sale of products that utilize gamma technology is subject to certain federal, state, local and foreign regulations including licensing and other regulatory approvals. In particular, the Company is required, and has obtained, licenses from the Nuclear Regulatory Commission ("NRC") and the State of Texas for the storage and handling of the nuclear sources used in its gamma measurement instruments at its Round Rock, Texas facility. These licenses are subject to periodic review and renewal and the facility is subject to periodic inspection. Failure of the Company to maintain such licenses or to comply with applicable regulations could have a material adverse effect on the Company's business, financial condition and results of operations. Further, new or more stringent regulations may be adopted or imposed by the NRC or other applicable regulatory authorities and there can be no assurance that the Company will be able to comply with such changes, the result of which could have a material adverse effect on the Company's business, financial condition and results of operation.

     Shares Eligible for Sale After this Offering. The 10,666,667 shares of Common Stock owned by Thermo Instrument will become eligible for sale under Rule 144 promulgated under the Securities Act commencing in August 1998. In addition, as long as Thermo Instrument is able to elect a majority of the Company's Board of Directors, it will have the ability to cause the Company at any time to register for resale all or a portion of the Common Stock owned by Thermo Instrument. Additional shares of Common Stock issuable upon exercise of options granted under the Company's stock-based compensation plans will become available for future sale in the public market at prescribed times. Sales of a significant number of shares of Common Stock in the public market following this offering could adversely affect the market price of the Common Stock. See "Relationship with Thermo Electron and Thermo Instrument" and "Shares Eligible for Future Sale."

     Potential Conflict of Interest. For financial reporting purposes the Company's financial results are included in the consolidated financial statements of Thermo Instrument and Thermo Electron. Certain officers of the Company, including John N. Hatsopoulos, Paul F. Kelleher and Earl R. Lewis are also officers and Directors of Thermo Instrument, Thermo Electron and/or other subsidiaries of Thermo Electron. These officers will devote only a small portion of their working time (anticipated to be less than 5% in the case of Messrs. Hatsopoulos and Kelleher and less than 10% in the case of Mr. Lewis) to the affairs of the Company. All other members of management of the Company are full-time employees of the Company. Further, it is an essential element of Thermo Electron's career development program that successful executives and managers be considered for positions of increased responsibility anywhere within the Thermo Electron family of companies. Certain of the Company's executives and managers were promoted to their present positions under this policy. There can be no assurance that the Company's present executives and managers will not assume other positions within the Thermo Electron family of companies, causing them to be unavailable to serve the Company or to reduce the amount of time that they devote to the affairs of the Company. Since the members of the Board of Directors of the Company who are also affiliated with Thermo Electron or Thermo Instrument have fiduciary duties to the stockholders of the Company and to the stockholders of Thermo Electron and/or Thermo Instrument, as applicable, such individuals will consider both the short-term and the long-term impact of operating decisions on the Company as well as the impact of such decisions on the consolidated financial results of Thermo Instrument and Thermo Electron. The interest of Thermo Electron and Thermo Instrument on the one hand and the Company on the other hand may differ and in some cases, the impact of such decisions could be disadvantageous to the Company while advantageous to Thermo Instrument or Thermo Electron, or vice versa. For example, conflicts may arise with respect to possible future acquisitions by the Company of assets or businesses of Thermo Instrument or another Thermo Electron affiliated company in which the purchase price to be paid by the Company is subject to negotiation between the Company and Thermo Instrument or such other Thermo Electron affiliated company. These negotiations will be subject to the potential conflicts associated with related-party transactions. The Company is an indirect subsidiary of Thermo Electron and is a party to various agreements with Thermo Electron. These agreements may limit the Company's operating flexibility. There can be no assurance that these factors will not have a material adverse effect on the Company's business, financial condition or results of operations. See "Relationship with Thermo Electron and Thermo Instrument."

     Control by Thermo Instrument. The Company's shareholders do not have the right to cumulate votes for the election of directors. Thermo Instrument, which owns approximately 68.3% of the voting stock of the Company, has the power to elect the entire Board of Directors of the Company and to approve or disapprove any corporate actions submitted to a vote of the Company's stockholders. See "Relationship with Thermo Electron and Thermo Instrument" and "Security Ownership of Certain Beneficial Owners and Management."

     Lack of Dividends. The Company anticipates that for the foreseeable future, the Company's earnings, if any, will be retained for use in the business and that no cash dividends will be paid on the Common Stock. Declaration of dividends on the Common Stock will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements and general business conditions. See "Dividend Policy."

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock has been publicly traded on the AMEX (symbol:
ONX) since its initial public offering on March 24, 1998. The following table sets forth, for the periods indicated, the high and low sales prices of the Company's Common Stock as reported in the consolidated transaction reporting system since that date.

                                                              HIGH        LOW
                                                              ----        ---
1998
------------------------------------------------------------
First Quarter (March 25, 1998 through April 4, 1998)........  $14 11/16 $14 1/2
Second Quarter..............................................   15 3/4    12 3/8
Third Quarter (through August 5, 1998)......................   12 3/8    11 3/8

     On August 5, 1998, the closing price of the Common Stock on the AMEX was $11 7/8 per share. As of August 5, 1998, the Company had 105 holders of record of its Common Stock, not including holdings in street or nominee names.

                                DIVIDEND POLICY

     The Company anticipates that for the foreseeable future the Company's earnings, if any, will be retained for use in the business and that no cash dividends will be paid on the Common Stock.

                 SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                           1998
                                                          -------
                                                           FIRST
                                                          -------
Revenues................................................  $37,144
Gross Profit............................................   15,520
Net Income..............................................    2,217
Basic and Diluted Earnings per Share....................      .18

                                                                          1997
                                                          -------------------------------------
                                                           FIRST    SECOND     THIRD    FOURTH
                                                          -------   -------   -------   -------
Revenues................................................  $26,429   $28,962   $29,240   $36,894
Gross Profit............................................   10,426    11,883    11,955    15,255
Net Income..............................................    1,606     2,135     2,031     3,027
Basic and Diluted Earnings per Share....................      .15       .20       .19       .25

                                                                          1996
                                                          -------------------------------------
                                                           FIRST    SECOND     THIRD    FOURTH
                                                          -------   -------   -------   -------
Revenues................................................  $18,907   $22,951   $24,471   $28,987
Gross Profit............................................    6,836     8,411     9,162    11,192
Net Income..............................................      619       959     1,454     1,826
Basic and Diluted Earnings per Share....................      .06       .09       .14       .17

                                 CAPITALIZATION

     The following table sets forth the short-term debt and capitalization of the Company as of April 4, 1998.

                                                                    APRIL 4, 1998
                                                                ---------------------
                                                                (IN THOUSANDS, EXCEPT
                                                                   SHARE AMOUNTS)
Note Payable to Parent Company..............................          $ 12,000
                                                                      ========
Shareholders' Investment:
  Common stock, $.01 par value, 50,000,000 shares
     authorized; 15,606,307 shares issued and
     outstanding(1).........................................          $    156
  Capital in excess of par value............................           144,121
  Retained earnings.........................................             5,367
  Cumulative translation adjustment.........................               942
                                                                      --------
     Total Shareholders' Investment.........................          $150,586
                                                                      ========

---------------
(1) Does not include 1,091,667 shares of Common Stock reserved for issuance under the Company's stock-based compensation plans. As of April 4, 1998, options to purchase 581,895 shares of Common Stock had been granted under these plans. See "Management -- Compensation of Directors" and
    "-- Compensation of Executive Officers" and Notes 3 and 10 of Notes to Consolidated Financial Statements.

                           SELECTED FINANCIAL INFORMATION

     The selected financial information below as of and for the fiscal years ended December 30, 1995, December 28, 1996 and January 3, 1998 has been derived from the Company's Consolidated Financial Statements, which have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report included elsewhere in this Prospectus. This information should be read in conjunction with the Company's Consolidated Financial Statements and related notes included elsewhere in this Prospectus. The selected financial information as of and for the fiscal years ended December 31, 1993 and December 31, 1994 and for the periods from January 1, 1994 through March 15, 1994 and from March 16, 1994 through December 31, 1994 and for the three-month periods ended March 29, 1997 and April 4, 1998, has not been audited but, in the opinion of the Company, includes all adjustments (consisting only of normal, recurring adjustments) necessary to present fairly such information in accordance with generally accepted accounting principles applied on a consistent basis. The results of operations for the three-month period ended April 4, 1998 are not necessarily indicative of results for the entire year.

                                                                  THE
                                    PREDECESSOR(1)            COMPANY(1)         TOTAL               THE COMPANY(1)
                             -----------------------------   -------------   -------------   -------------------------------
                             FISCAL YEAR   JANUARY 1, 1994   MAR. 16, 1994   JAN. 1, 1994            FISCAL YEAR(2)
                             -----------       THROUGH          THROUGH         THROUGH      -------------------------------
                                1993       MARCH 15, 1994    DEC. 31, 1994   DEC. 31, 1994   1995(3)   1996(4)(5)   1997(7)
                             -----------   ---------------   -------------   -------------   -------   ----------   --------
                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
  DATA:
Revenues...................    $82,885         $11,468          $50,591         $62,059      $72,105    $ 95,316    $121,525
                               -------         -------          -------         -------      -------    --------    --------
Costs and Operating
  Expenses:
    Cost of revenues.......     59,239           8,971           31,504          40,475       43,636      59,715      72,006
    Selling, general and
      administrative
      expenses.............     22,443           3,310           12,245          15,555       17,310      21,935      28,201
    Research and
      development
      expenses.............      3,284             835            3,182           4,017        5,042       5,568       6,830
                               -------         -------          -------         -------      -------    --------    --------
                                84,966          13,116           46,931          60,047       65,988      87,218     107,037
                               -------         -------          -------         -------      -------    --------    --------
Operating Income (Loss)....     (2,081)         (1,648)           3,660           2,012        6,117       8,098      14,488
Interest Income............         --              --               --              --           --          --         344
Interest Expense...........         --              --               --              --           --          --        (113)
                               -------         -------          -------         -------      -------    --------    --------
Income (Loss) Before
  Provision for Income
  Taxes....................     (2,081)         (1,648)           3,660           2,012        6,117       8,098      14,719
Provision for (Benefit
  from) Income Taxes.......       (526)           (672)           1,420             748        2,490       3,240       5,920
                               -------         -------          -------         -------      -------    --------    --------
Net Income (Loss)..........    $(1,555)        $  (976)         $ 2,240         $ 1,264      $ 3,627    $  4,858    $  8,799
                               =======         =======          =======         =======      =======    ========    ========
Basic and Diluted Earnings
  per Share(6).............                                     $   .21                      $   .34    $    .46    $    .79
                                                                =======                      =======    ========    ========
Weighted Average Shares(6):
    Basic..................                                      10,667                       10,667      10,667      11,083
                                                                =======                      =======    ========    ========
    Diluted................                                      10,667                       10,667      10,667      11,083
                                                                =======                      =======    ========    ========
BALANCE SHEET DATA (AT END
  OF PERIOD):
Working Capital............    $27,977                          $13,327         $13,327      $26,199    $ 29,873    $ 41,947
Total Assets...............     65,015                           71,710          71,710       76,221      97,010     159,709
Shareholders' Investment...     18,394                           50,795          50,795       59,791      73,110     104,938


                              THREE MONTHS ENDED
                             --------------------
                             MARCH 29,   APRIL 4,
                               1997        1998
                             ---------   --------

STATEMENT OF OPERATIONS
  DATA:
Revenues...................   $26,429    $ 37,144
                              -------    --------
Costs and Operating
  Expenses:
    Cost of revenues.......    16,003      21,624
    Selling, general and
      administrative
      expenses.............     6,292       9,633
    Research and
      development
      expenses.............     1,449       2,177
                              -------    --------
                               23,744      33,434
                              -------    --------
Operating Income (Loss)....     2,685       3,710
Interest Income............        --         259
Interest Expense...........        --        (261)
                              -------    --------
Income (Loss) Before
  Provision for Income
  Taxes....................     2,685       3,708
Provision for (Benefit
  from) Income Taxes.......     1,079       1,491
                              -------    --------
Net Income (Loss)..........   $ 1,606    $  2,217
                              =======    ========
Basic and Diluted Earnings
  per Share(6).............   $   .15    $    .18
                              =======    ========
Weighted Average Shares(6):
    Basic..................    10,667      12,524
                              =======    ========
    Diluted................    10,667      12,530
                              =======    ========
BALANCE SHEET DATA (AT END
  OF PERIOD):
Working Capital............   $32,228    $ 87,615
Total Assets...............    95,717     198,512
Shareholders' Investment...    76,107     150,586

---------------

(1) On March 16, 1994, Thermo Instrument acquired the Predecessor from Baker Hughes. The periods prior to March 16, 1994 represent the results of TN Technologies, CAC, Westronics and Houston Atlas as included in Baker Hughes' financial statements. Periods subsequent to March 15, 1994 represent the results of TN Technologies, CAC, Westronics and Houston Atlas as included in Thermo Instrument's consolidated financial statements. The principal difference in the basis of accounting between the Predecessor and the Company relates to the cost in excess of net assets of acquired companies (goodwill), the amortization of which approximates $730,000 per year.

(2) The Company's 1995, 1996 and 1997 fiscal years set forth in this table and referred to elsewhere in this Prospectus ended on December 30, 1995, December 28, 1996 and January 3, 1998, respectively.

(3) Includes the results of Flow Automation since its acquisition by Thermo Instrument on July 20, 1995.

(4) Includes the results of VG Gas since its acquisition by Thermo Instrument on March 29, 1996.

(5) Includes the results of Kay-Ray/Sensall since its acquisition by Thermo Instrument on October 22, 1996.

(6) Pursuant to Securities and Exchange Commission requirements, earnings per share for the Company have been presented for all periods subsequent to March 15, 1994. Weighted average shares for such periods include 10,666,667 shares issued to Thermo Instrument in connection with the initial capitalization of the Company and, in fiscal 1997, the effect of shares sold through the Company's private placements.

(7) Includes the results of Angus since its acquisition by Thermo Instrument on May 8, 1997 and the results of the Peek Measurement Business, the Ranger product line and Fluid Data since their acquisitions by the Company on November 6, 1997, November 24, 1997 and December 2, 1997, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company designs, develops, markets and services sophisticated field measurement instruments and on-line sensors. These products incorporate a range of advanced measurement technologies to provide real-time data collection, analysis and local control functions to enhance production efficiency, improve process and quality control, ensure regulatory compliance and increase employee safety. The Company manufactures field measurement instruments and on-line sensors in four general product areas: flow instruments, level and density instruments, composition analysis instruments and industry-specific sensors and recording instruments.

     The Company's products are sold primarily to participants in process industries, including oil and gas producers, processors and distributors and chemical companies, as well as water/wastewater, iron, steel, electric utility, minerals and mining and pulp and paper companies. In 1997, customers in the oil and gas industries accounted for approximately 61% of the Company's total revenues, with such revenues derived from both the production segment and the refining and petrochemical segments of the industry. Demand for the Company's products and services within the oil and gas industry is dependent upon the level of capital spending by oil and gas companies for exploration, production and distribution, which in turn is affected by current and anticipated oil and gas prices, the discovery rate of new oil and gas reserves, political, regulatory and economic conditions and the ability of oil and gas companies to obtain capital. Decreases in oil and gas activities could have a significant adverse effect upon the demand for the Company's products and related services, which would materially adversely affect the Company's business, financial condition and results of operations. See "Risk Factors -- Dependence on Oil and Gas Industry."

     An element of the Company's strategy is to supplement its internal growth with the acquisition of complementary products and technologies. The Company has successfully completed several such acquisitions, having purchased the businesses of Flow Automation in July 1995, VG Gas in March 1996, Kay-Ray/Sensall in October 1996, Angus in May 1997, the Peek Measurement Business effective November 1997, the Ranger product line in November 1997 and Fluid Data in December 1997.

     Sales to customers outside of the United States and export revenues from the United States accounted for approximately 25% and 18%, respectively, of total revenues in 1997. Export sales in 1997 were made primarily to the United Kingdom, Japan and South Korea. During 1997, the Company had exports from the Company's U.S. and foreign operations to the Far East of approximately 8% of total revenues. The Far East is experiencing a severe economic crisis, which has been characterized by sharply reduced economic activity and liquidity, highly volatile foreign-currency-exchange and interest rates, and unstable stock markets. The Company's export sales to the Far East could be adversely affected by the unstable economic conditions there. Although the Company seeks to charge its customers in the same currency as its operating costs, the Company's financial performance and competitive position can be affected by currency exchange rate fluctuations affecting the relationship between the U.S. dollar and foreign currencies.

RESULTS OF OPERATIONS

  First Quarter 1998 Compared With First Quarter 1997

     Revenues increased 41% to $37.1 million in the first quarter of 1998 from $26.4 million in the first quarter of 1997. Revenues increased $9.0 million due to the inclusion of revenues from acquired businesses. This consisted primarily of $4.9 million from the Peek Measurement Business and $2.8 million from Fluid Data. Revenues from existing businesses grew 6%, primarily due to an increase in sales of industry-specific instruments as a result of an increase in spending by the production segment of the oil and gas industry and, to a lesser extent, increased sales of level and density instruments.

     The gross profit margin increased to 42% in the first quarter of 1998 from 39% in the first quarter of 1997, primarily due to the inclusion of higher-margin revenues from acquired businesses and, to a lesser extent, an increase in higher-margin revenues from industry-specific instruments.

     Selling, general and administrative expenses as a percentage of revenues increased to 26% in the first quarter of 1998 from 24% in the first quarter of 1997, primarily due to higher selling, general, and administrative expenses as a percentage of revenues at acquired businesses. Research and development expenses increased to $2.2 million during first quarter of 1998 from $1.4 million in the first quarter of 1997. This increase was primarily due to acquisitions and, to a lesser extent, an increase in spending at certain industry-specific instrument and composition analysis businesses.

     Interest income in the first quarter of 1998 primarily represents interest earned on the invested proceeds from the Company's third quarter 1997 private placement of common stock. Interest expense in the first quarter of 1998 represents interest on indebtedness relating to the November 1997 acquisition of the Peek Measurement Business. In January 1998, the Company paid the $19.1 million purchase price for the Peek Measurement Business. The Company borrowed $12.0 million from Thermo Instrument to partially fund the payment. The $12.0 million was repaid in April 1998.

     The effective tax rate was 40.2% in the first quarters of 1998 and 1997. The effective tax rates exceeded the statutory federal income tax rate primarily due to the impact of state income taxes and nondeductible amortization of cost in excess of net assets of acquired companies.

     The Company is currently assessing the potential impact of the year 2000 on the processing of date-sensitive information by the Company's computerized information systems and on products purchased as well as products sold by the Company. While there can be no assurance that all problems arising from the year 2000 will be identified and resolved satisfactorily prior to the end of 1999, the Company presently believes that the year 2000 problem will not pose significant operational problems for the Company or have a material effect on future results of operations.

  1997 Compared With 1996

     Revenues increased 27% to $121.5 million in 1997 from $95.3 million in 1996. Revenues increased $19.7 million due to acquisitions. This consisted primarily of $8.1 million from Kay-Ray/Sensall, $4.2 million from the Peek Measurement Business, $3.3 million from VG Gas, $3.1 million from Angus and $1.0 million from other acquisitions. Revenues from existing businesses grew 6.8%, primarily due to an increase in sales of industry-specific instruments as a result of an increase in spending by the production segment of the oil and gas industry. This increase was offset in part by a decrease in revenues from composition analysis instruments. The decrease in sales of composition analysis instruments primarily relates to lower spending by the refining and petrochemical segments of the oil and gas industry and, to a lesser extent, the chemicals industry.

     The gross profit margin increased to 41% in 1997 from 37% in 1996, primarily due to an increase in higher-margin revenues from industry-specific instruments. The inclusion of higher-margin revenues at Kay-Ray/Sensall, acquired in October 1996, also contributed to the improved overall margin. In addition, the gross profit margin from sales of flow instruments increased as a result of the introduction of certain new, higher-margin products.

     Selling, general and administrative expenses as a percentage of revenues remained consistent at 23% in both 1997 and 1996.

     Research and development expenses increased to $6.8 million in 1997 from $5.6 million in 1996. This increase was primarily due to acquisitions and, to a lesser extent, an increase in spending at certain industry-specific instrument and composition analysis businesses.

     Interest income in 1997 primarily represents interest earned on the invested proceeds from the third quarter 1997 private placement of the Company's common stock. Interest expense in 1997 represents interest on the indebtedness relating to the acquisition of the Peek Measurement Business.

     The effective tax rate was 40.2% in 1997 and 40.0% in 1996. The effective tax rates exceed the statutory federal income tax rate primarily due to the impact of state income taxes and nondeductible amortization of cost in excess of net assets of acquired companies.

  1996 Compared With 1995

     Revenues increased 32% to $95.3 million in 1996 from $72.1 million in 1995. Revenues increased $19.5 million due to acquisitions. The increase consisted primarily of $9.7 million from VG Gas, $7.5 million from Flow Automation and $2.3 million from Kay-Ray/Sensall. Revenues from existing businesses grew 5.1%, primarily due to an increase in sales of industry-specific instruments as a result of an increase in spending by the production segment of the oil and gas industry. This increase was offset in part by a decrease in revenues from composition analysis instruments and level density sensors for the reasons discussed in the results of operations for 1997 compared with 1996.

     The gross profit margin decreased to 37% in 1996 from 39% in 1995, primarily due to the Company's 1996 initiation of an outsourcing program for mechanical assemblies and electronic components in its industry-specific instrument product lines. In addition to these set-up costs, the Company introduced three new industry-specific products in 1996, initially resulting in higher cost of goods sold.

     Selling, general and administrative expenses as a percentage of revenues decreased to 23% in 1996 from 24% in 1995, primarily due to lower costs as a percentage of revenues at VG Gas. Research and development expenses increased to $5.6 million in 1996 from $5.0 million in 1995. An increase in costs of $1.5 million related to acquired businesses was offset in part by a decrease in spending at certain industry-specific instrument and composition analysis instrument businesses due to the completion of several research and development projects at those businesses.

     The effective tax rate was 40.0% in 1996 and 40.7% in 1995. The effective tax rates exceed the statutory federal income tax rate primarily due to the impact of state income taxes and nondeductible amortization of cost in excess of net assets of acquired companies.

LIQUIDITY AND CAPITAL RESOURCES

     Consolidated working capital was $87.6 million as of April 4, 1998, compared with $41.9 million as of January 3, 1998. Included in working capital are cash and cash equivalents of $61.1 million as of April 4, 1998, compared with $25.0 million as of January 3, 1998.

     During the first quarter of 1998, the Company's operating activities had substantially no impact on cash. Cash flow from the Company's operations was offset by cash of $2.4 million used to fund an increase in inventories primarily due to a buildup in the inventories in the Company's industry-specific and composition analysis businesses as result of long lead-time orders.

     The Company used $19.1 million of cash for investing activities during the first quarter of 1998. In January 1998, the Company paid Thermo Power the purchase price of $19.1 million for the Peek Measurement Business, acquired effective November 1997. The Company used $0.4 million for purchases of property, plant and equipment during the first quarter of 1998. The Company expects to expend approximately $1.5 million for property, plant and equipment during the remainder of 1998.

     The Company's financing activities provided $55.2 million of cash during the first quarter of 1998. The Company raised $43.2 million of cash from the March 1998 initial public offering of common stock (Note 2). In addition, the Company borrowed $12.0 million from Thermo Instrument to partially fund the payment for the Peek Measurement Business. The note to Thermo Instrument bore interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter, and was repaid on April 10, 1998, with a portion of the funds received from the Company's initial public offering.

     On July 7, 1998, the Company acquired the capital stock of certain businesses of the Mid-South Companies for $12.7 million in cash. The businesses acquired include Mid-South Controls and Services Inc. and Mid-South Power Systems Inc. Mid-South Controls and Services Inc. specializes in the assembly and service of wellhead measurement, control and safety shutdown systems that are required by oil and gas companies operating offshore platforms. Mid-South Power Systems Inc. provides electrical generators, switchgear and motor control units that are used in a wide variety of industrial applications.

     Although the Company expects to have positive cash flow from its existing operations, the Company anticipates it will require significant amounts of cash for the possible acquisition of complementary businesses and technologies. The Company expects that it will finance these acquisitions through a combination of internal funds, additional debt or equity financing from the capital markets, or short-term borrowings from Thermo Instrument or Thermo Electron, although there is no agreement with these companies to ensure that funds will be available on acceptable terms or at all. The Company believes that its existing resources are sufficient to meet the capital requirements of its existing businesses for the foreseeable future.

                                    BUSINESS

OVERVIEW

     The Company designs, develops, markets and services sophisticated field measurement instruments and on-line sensors. The Company utilizes its proprietary knowledge and significant experience regarding application-specific technologies to develop products that address the needs of process industry participants within targeted markets. The Company's products gather information regarding the flow, level, density or composition of a particular material and, using advanced communications techniques, communicate this information to a customer's centralized control location.

     The Company manufactures field measurement instruments and on-line sensors in the following four general product areas:

     - Flow Instruments. The Company offers a range of instruments designed to measure and locally control the flow of liquids and gases. These instruments include microprocessor-based gas flow computers, non-contacting ultrasonic flow meters, impeller flow meters, turbine flow meters and air flow measurement systems.

     - Level and Density Instruments. The Company's level and density instruments incorporate sophisticated measurement technologies that measure and locally control the level and density of liquid and solid materials and the density of gaseous materials. These instruments include intelligent point level and continuous level measurement instruments.

     - Composition Analysis Instruments. The Company's composition analysis instruments are used for on-line analysis of the chemical composition of solids, liquids and gases. The Company's instruments include sulfur analyzers, gas chromatographs, portable elemental analysis instruments, infrared and ultraviolet spectrometers and on-line mass spectrometers.

     - Industry-Specific Instruments. The Company offers sophisticated sensor systems that are used in specific industries to provide real-time measurement, data collection, recording, analysis and local control of process functions. These special purpose instruments and sensors include rod pump controllers, strip chart recorders, process alarm monitors and other data acquisition systems.

INDUSTRY BACKGROUND

     Industry sources estimate that worldwide revenues for the field measurement instruments and sensors market segment of the process control market were approximately $10.4 billion in 1995 and will grow to approximately $20.0 billion by the year 2000, which represents a compound annual growth rate of approximately 14%. Factors contributing to this growth include competitive pressures to increase efficiencies and reduce costs; technological advances, which have increased the availability of higher quality microprocessor-based sensors; the increased use of sensor-intensive, model-based controls of process functions; deregulation and privatization; developments in communications protocol and computer systems; and concerns over regulatory compliance and employee safety. The Company's current products address approximately $3.3 billion of the field measurement instruments and sensors segment of the process control market.

     Participants in process industries need to monitor, analyze and control their operations more efficiently in order to optimize production and distribution and to remain competitive. In order to increase the output and quality of products while reducing costs, these participants must consistently, accurately and reliably measure, analyze and control the flow, level, density, composition, pressure and temperature of the materials that are used in their industrial processes, including those materials that they are producing and distributing. The field measurement instruments and sensors market generally can be divided into two categories: traditional mechanical sensors and advanced intelligent sensors, which incorporate microprocessor-based technologies to provide real-time data collection, analysis and local control functions. Traditional analog and mechanical sensors cannot provide the levels of accuracy and reliability that process industry participants need in today's increasingly competitive global marketplace. Participants in the natural gas industry, for example, can no longer compete effectively using traditional flow measurement instruments for natural gas transfer because such instruments are slow, labor intensive and often produce inaccurate results, translating into lost profits and wasted product. As a result, process industry participants are seeking more advanced measurement technologies that they can economically utilize at multiple points throughout their operations.

     Developments in communications protocols and computer systems, the trend away from analog to digital technology and advances in technologies, such as sophisticated electronic, ultrasonic and radar techniques, have facilitated the development of advanced intelligent sensors. These sensors provide faster, more reliable, efficient and accurate measurement instruments that allow considerably more information to be collected, analyzed and communicated through the process control system. By utilizing advanced, microprocessor-based sensor technologies to measure, analyze and control their operations, process industry participants are able to operate in environments that were previously considered unsafe or not cost-effective and gain a competitive advantage over those who obtain and monitor data utilizing traditional mechanical and analog devices. In addition, as technological advances have allowed manufacturers to incorporate more cost-effective, sophisticated microprocessor-based technologies into their sensors and other measurement instruments, participants in complex industries have increasingly sought to utilize multiple sensors to collect, record and analyze data and locally control operations using model-based formulas.

     Deregulation and privatization in certain process industries, such as in the natural gas and electric utility industries, make it even more critical for participants in such industries to utilize accurate and reliable process measurement technologies. For example, natural gas pipelines are now considered "common carriers" and are therefore utilized by many different parties. As a result, participants in the natural gas industry need highly sophisticated sensors that are capable of quickly and accurately measuring the flow of natural gas at the multiple custody transfer points within each system. This enables them to accurately and automatically account and bill for gas flow in real time.

     At the same time, government regulations, increased record-keeping requirements and worker safety concerns mandate tighter controls with advanced diagnostics to monitor specific aspects of the industrial process and to avoid releases and costly environmental clean-ups. In order to comply with government regulations, participants in process industries are using more sophisticated measurement instruments that are capable of accurately monitoring pollutant levels, quickly detecting leaks, performing self diagnostics and storing and monitoring data for periodic reports to government agencies. These advanced sensors also enable participants to improve record-keeping and maintain a safer workplace. For example, companies engaged in offshore oil production can monitor and control their operations remotely in adverse weather conditions without jeopardizing the safety of their employees.

STRATEGY

     The Company's objectives are to be a leading provider of field measurement instruments and on-line sensors used in targeted industries within the process control market and to expand the scope of its addressed markets within the field measurement instruments and sensors market segment, while continuing to improve its financial performance. The Company intends to achieve these objectives through the implementation of the following key strategies:

     Broaden Technological Leadership and Product Offerings. The Company intends to continue to broaden its technologies and product offerings in order to provide more comprehensive process measurement solutions for its customers. The Company intends to utilize its experience and application-specific knowledge to develop new applications for its existing technologies while expanding its technological base. The Company also intends to develop or acquire technologies for field measurement instruments and sensors not currently offered by the Company.

     Maintain Market Focus. The Company believes there are significant opportunities to market and sell process measurement instruments to participants within targeted markets that can best be served by companies with industry-specific and application-specific technologies and knowledge. The Company focuses on customers primarily in the oil and gas, chemical, petrochemical, electric utility, pulp and paper manufacturing, semiconductor and water/wastewater industries. The Company's sophisticated instrumenta-tion and applications expertise are well-suited to the needs of these industries, which are capital-intensive and have difficult measurement applications.

     Pursue Acquisitions and Strategic Relationships. The Company intends to pursue acquisitions of, and strategic relationships with, companies that have products, technologies and/or market presence that complement or augment its existing technological base and current market presence. In addition, the Company seeks to make acquisitions where it can add value through its financial, operating, technological, marketing and management expertise. The field measurement instruments and sensors segment of the process control industry is highly fragmented, providing significant opportunities for industry consolidation. The Company, with its successful acquisition track record and strong financial resources, is well-positioned to be an active participant in the consolidation of this market.

     Expand into New Geographic Markets. The Company intends to expand internationally through opening new sales and support offices and through strategic acquisitions in geographic areas with significant growth opportunities, including Latin America, Eastern Europe and the Pacific Rim.

     Expand Experienced Service and Support Organization. The Company is seeking to expand its preventive maintenance and aftermarket support activities, which it sees as critical to sustaining relationships with customers as well as being an important factor in generating new product sales in the industrial process markets.

PRODUCTS

     The Company utilizes its proprietary knowledge and application-specific expertise to offer instruments to participants in targeted industries within the field measurement instruments and sensors segment of the process control market. The Company's customers use its products to monitor, analyze and locally control the flow, level, density and composition of gaseous, liquid and solid materials.

     The Company's flow measurement instruments measure and locally control the flow of liquids and gases. The Company's level and density measurement instruments incorporate sophisticated measurement technologies that measure and locally control the level and density of liquid and solid materials and the density of gaseous materials. The Company's composition analysis instruments include field and on-line analysis instruments that are used to analyze the chemical composition of solids, liquids and gases. The Company also offers technologically advanced microprocessor-based sensors and recording instruments that are utilized in specific industries for customized applications. The Company incorporates a range of sophisticated measurement technologies into its instruments, including gamma ray, radar, infrared, ultraviolet, ultrasonic and vibrational measurement techniques.

  Flow Instruments

     The Company designs, develops, markets and services a broad product line of mechanical and electronic flow measurement instruments that measure and locally control the flow of liquids and gases. The Company's flow measurement instruments include intelligent microprocessor-controlled flow computers, which are remotely installed electronic flow metering instruments, often solar powered, that are connected to the primary flow meters installed directly in the customer's pipeline; non-contacting flow meters that use ultrasonic technology mounted outside a customer's pipe; in-line turbine meters, which are designed to function in a wide variety of operating conditions, including corrosive fluids, high pressure gases, extreme temperatures and sanitary and hazardous environments; and insertion turbine meters for use where in-line monitoring is not economically or operationally viable, such as in large pipelines or where pressure drop is critical. Suggested U.S. retail prices for the Company's flow measurement instruments range from approximately $1,200 to $6,500 per unit. Sales and related service of the Company's flow instruments accounted for approximately 17% of the Company's total revenues for 1997.

     The Company's field flow computers are primarily utilized by customers in the natural gas industry to monitor and locally control the flow of natural gas at custody transfer points in the natural gas distribution chain. The Company's ultrasonic flow meters, utilizing both Transit Time and Doppler technologies, are sold primarily to customers in the water/wastewater industry for a variety of applications. The Company believes that it is the world leader in Doppler ultrasonic flow meters. The Company sells its turbine and impeller meters to customers throughout the world in a diverse range of industries, including the oil and gas, chemical processing, petrochemical, pharmaceutical, semiconductor, pulp and paper, aerospace, automotive, food and beverage, power generation and water/wastewater industries. The Company's air flow measurement systems are used for a variety of air flow applications, including drying, paint spraying, combustion and clean room pressurization. Representative customers for the Company's flow measurement instruments include affiliates or operations of Texaco Inc., Duke Energy Corporation and Coastal Energy.

  Level and Density Instruments

     The Company designs, develops, markets and services intelligent point level, continuous level and density measurement instruments that use a variety of sophisticated technologies, including gamma, radar, ultrasonic and vibrational measurement techniques, to meet the cost and application-specific needs of process industry participants within targeted markets. The Company believes that it is the world leader in level measurement instruments incorporating gamma measuring technology and point level measurement instruments incorporating ultrasonic measuring technology and that it is the only U.S. manufacturer of continuous level instruments incorporating radar measuring technology. The Company's level and density measurement instruments are microprocessor-based and are designed to ensure increased accuracy and reliability despite harsh process environments. In addition, they are primarily non-contacting and therefore well-suited for use in industrial processes that utilize harmful or toxic materials that cause maintenance problems for traditional contacting techniques. The Company's point level instruments measure the presence or absence of a substance, while its continuous level instruments measure the changing level of a substance on an ongoing basis. Suggested U.S. retail prices for the Company's level and density measurement instruments range from approximately $1,000 to $8,500 per unit. Sales and related service of the Company's level and density instruments accounted for approximately 29% of the Company's total revenues for 1997.

     The Company's level measurement instruments are utilized within several targeted industries, including the oil and gas, chemical, mineral and mining, iron and steel, pharmaceutical, water/wastewater and pulp and paper industries. Customers in these industries store large quantities of materials in tanks or other storage vessels and use the Company's instruments to either continuously measure and monitor levels of the stored materials or to ensure the presence of either a minimum or maximum amount of the material. The Company's density measurement products are used primarily in the paper industry to measure pulp consistency and by pipeline companies responsible for transporting refined petroleum products. Representative customers for the Company's level and density measurement instruments include affiliates or operations of E.I. duPont De Nemours & Co., The Dow Chemical Company and Mobil Oil Corporation.

  Composition Analysis Instruments

     The Company designs, develops, markets and services a variety of instruments designed to analyze the chemical composition of solids, liquids and gases. These products include lead acetate-based and chemiluminescent sulfur analyzers, which utilize fiber optics and precision colorimetry for field and on-line measurement of the sulfur content in liquid and gaseous materials; a UV/Vis photodiode spectrometer used for sulfur recovery plant optimization; on-line gas chromatographs, which are utilized in content and purity analysis of natural gas and light hydrocarbon liquids, including butane and propane; portable XRF-elemental analysis instruments that utilize proprietary sensors to provide accurate, real-time analysis of the presence of metals and the composition of alloys; and on-line mass spectrometers that provide highly accurate, real-time analysis of the type and content of a variety of gases at multiple points within a customer's operations. The Company believes that it is a leader in the market for portable elemental analysis instruments, process sulfur monitors and on-line mass spectrometers. Suggested U.S. retail prices for the Company's composition analysis instruments range from approximately $35,000 to $225,000 per unit. Sales and related service of the Company's composition analysis instruments accounted for approximately 16% of the Company's total revenues for 1997.

     Customers use the Company's portable elemental analysis instruments for field composition analysis of alloys, analysis of the presence of lead within paint and composition analysis of the metallic content of soil, particularly at Superfund sites. The Company's mass spectrometers are used in a variety of process industries, including the petrochemical, pharmaceutical, iron and steel and semiconductor industries for real-time, ultrasensitive measurement of gases. Representative customers for the Company's composition analysis instruments include affiliates or operations of Eastman Kodak Company, LSI Logic Corp., Saudi ARAMCO and BASF AG.

  Industry-Specific Instruments

     The Company's industry-specific instruments include rod pump controllers, remote data collection and communication devices known as Remote Terminal Units ("RTUs") and other specialized products utilized in oil and gas production, processing and distribution, data acquisition systems, chart recorders, process alarm monitors, current-to-pressure and pressure-to-current transducers and AC-power monitoring instruments. Sales and related service of the Company's industry-specific instruments accounted for approximately 38% of the Company's total revenues for 1997.

     The Company specializes in the development, installation and service of scalable and redundant rod pump controllers and RTUs that are utilized to automate the measurement, control, safety and environmental protection needs in onshore and offshore oil and gas production and pipeline transmission. These products incorporate microprocessor-based, smart technologies to provide customers with a variety of functions, including leak detection, gas flow measurement, custody transfer data and on-line gas composition analysis. Suggested U.S. retail prices for these specialized products range from approximately $1,200 to $100,000 per unit.

     In addition, the Company offers a range of wellhead safety and control products that monitor, control and provide failsafe shutdown of oil and gas production wells. To complement these products, the Company developed a subsea control module to assist in oil production from reserves below the ocean floor. The control module rests on the ocean floor to monitor, analyze and locally control the level and flow of oil in up to four oil wells and is connected to operations located on the ocean surface by a tube through which the oil is transported. This product is designed to offer a more efficient and cost-effective alternative to traditional offshore drilling, which requires substantial time and expense in building and later disassembling surface drilling platforms. The control module also allows oil companies to access oil reserves that would otherwise be inaccessible either because of their location or cost. The control module was first presented and exhibited in late 1997 at an offshore engineering conference in Aberdeen, Scotland. Based on feedback received from other conference participants, the Company made improvements to the control module and it has since been hydrostatically certified by the National Hyperbaric Centre in Aberdeen, Scotland to operate at a maximum depth of 1,000 meters beneath the ocean surface. The Company is currently responding to requests for quotations and actively soliciting an opportunity for its initial commercial application. The Company anticipates that the subsea control module will sell for approximately $1 million per unit. See "-- Research and Development."

     The Company also offers data acquisition systems, paper and paperless strip chart recorders, process alarm monitors, current-to-pressure and pressure-to-current transducers and AC-power monitoring instruments to customers in the power generation and transmission, petrochemical, chemical, pulp and paper, water/wastewater and pharmaceutical industries. The Company's strip chart recorders are designed to continuously and accurately measure, display and record critical variables within an industrial or manufacturing process and provide plant managers with valuable information regarding flow, level, density, temperature and pressure. Suggested U.S. retail prices for the Company's strip chart recorders range from approximately $1,300 to $10,000 per unit. The Company has sold its strip chart recorders to approximately 90% of the nuclear power plants in the United States. The Company's alarm monitoring systems provide an interface for sensors measuring pressure, temperature, vibration or gas detection, which in turn allow critical alarm conditions to be displayed or communicated to a centralized control system. The Company's current-to-pressure and pressure-to-current transducers are used for valve positioning in processing plants for the chemical, petrochemical, power generation, pulp and paper and pharmaceutical industries. Representative customers for the Company's industry-specific instruments include operations or affiliates of Shell Oil Company, Chevron Corporation, Pemex, Duke Energy Corporation and Houston Lighting & Power Company.

RECENT ACQUISITIONS

     An element of the Company's strategy is to supplement its internal growth with the acquisition of complementary products and technologies. See " -- Strategy." The Company has recently completed the acquisition of a number of businesses, including those described below:

     Mid-South. In July 1998, the Company, through CAC, acquired the stock of certain businesses of the Mid-South Companies, a group of related, privately held companies, for $12.7 million in cash, subject to a post-closing adjustment. The businesses acquired include Mid-South Controls and Services Inc. and Mid-South Power Systems Inc. Mid-South Controls and Services Inc. specializes in the assembly and service of wellhead measurement, control and safety shutdown systems that are required by oil and gas companies operating offshore platforms. Mid-South Power Systems Inc. provides electrical generators, switchgear and motor control centers that are used in a wide variety of industrial applications. The acquisition of the Mid-South Companies broadens the Company's overall product offerings and expands its presence in the offshore Gulf of Mexico market.

     Fluid Data. In December 1997, the Company, through Houston Atlas, acquired from Elsag-Bailey, Inc. substantially all the assets of Fluid Data, a Texas-based manufacturer and distributor of pyrolysis gas sampling systems, on-line process gas chromatographs, chemiluminescent sulfur chromatography systems and high speed calorimeters, for $8.5 million and the assumption of certain liabilities. Fluid Data's on-line gas chromatograph technology, combined with the Houston Atlas gas chromatograph business, gives the Company a strong presence in the hydrocarbon processing industry, the largest market segment existing in the on-line analytical marketplace. The acquisition of the Fluid Data business complements the Company's existing product lines, adds several new products to its current offerings and substantially contributes to the Company's strategy to provide its customers with an integrated, comprehensive parts and service business.

     Peek Measurement. In November 1997, Thermo Power, a majority-owned subsidiary of Thermo Electron, completed a tender offer for all of the outstanding ordinary shares of Peek plc, a UK-based manufacturer and supplier of electronic traffic control instrumentation, as well as density and flow meters. The Company acquired from Thermo Power all of the outstanding capital stock of Peek Measurement Limited, Brandt Instruments, Inc. and Peek Measurement, Inc., collectively representing the process instrumentation business of Peek plc (the "Peek Measurement Business"), for approximately $19.1 million, effective November 1997.

     The product lines of the Peek Measurement Business include non-invasive ultrasonic flow meters, impeller flow meters, air flow measurement systems, process alarm monitors, gas and liquid density meters and current-to-pressure and pressure-to-current transducers. The acquisition of the Peek Measurement Business augments the Company's current technologies and provides it with significant presence in the water/wastewater market.

     Ranger. In November 1997, the Company, through Westronics, acquired from a subsidiary of Danaher Corporation, the assets comprising the Ranger product line, a New York-based manufacturer and distributor of power-monitoring and data-acquisition equipment, for $1.8 million and the assumption of certain liabilities. Since the acquisition, the Company has integrated the Ranger product line with the Angus Electronics division of Westronics in Indianapolis, Indiana. The market for Ranger's products is evenly divided between industrial and utility customers. The combination of Ranger's products with those of Westronics allows for a broader range of products to be marketed to a much larger and geographically diverse customer base, especially internationally where Westronics has an established presence. Additionally, Ranger's presence in the utility industry is increasingly important to the Company as the electric industry continues towards domestic deregulation.

     Angus. In May 1997, the Company, through Westronics, acquired from Esterline Technologies Corporation the assets of its Angus Electronics division, an Indiana-based manufacturer and distributor of analog and digital data acquisition and recorder products and power measurement instruments, for $1.9 million and the assumption of certain liabilities. Angus manufactures and sells a full line of paperless recorders, which is the fastest growing segment of the recorder market. Angus's customer base consists of both process control system manufacturers and end-users in the petroleum, chemical, pharmaceutical, food manufacturing and electric and gas utility industries. Additionally, Angus brings to Westronics a substantial parts, service and accessories business.

CUSTOMER SERVICE, MAINTENANCE AND SUPPORT

     Customers typically utilize the Company's instruments throughout their operations and thus demand preventive maintenance, reliable aftermarket support and quick response and repair service. The Company provides high-quality customer service, preventive maintenance and aftermarket support, which it believes are critical to success in process industries where downtime translates to lost profits. The Company enters into multi-year contracts for the provision of preventive maintenance services. The Company currently provides preventive maintenance services and aftermarket support through its own employees and independent representatives in the United States, Canada, Mexico, the United Kingdom, the Netherlands, Oman and the United Arab Emirates, and in other areas solely through independent representatives. The Company believes that its experienced staff of chemical, electrical, mechanical and software engineers, as well as its international customer service and support organization, provide it with a significant competitive advantage.

CUSTOMERS

     In 1997, the Company sold its products to more than 2,000 customers worldwide, including affiliates or operations of The Dow Chemical Company, Shell Oil Company, E.I. duPont De Nemours & Co., BASF AG, Pemex and Duke Energy Corporation. These customers represent an illustrative cross-section by industry of the Company's broad customer base. The Company targets customers in markets with application-specific needs. In particular, the Company's flow measurement instruments are used primarily by customers in the natural gas and water/wastewater industries; its continuous and point level and density measurement instruments are used primarily by customers in the oil and gas, minerals and mining, iron and steel and pulp and paper industries; its chemical composition analysis instruments are used primarily by participants in the oil and gas industries; and its strip chart recorders are sold primarily to customers in the electric utility industry, as well as to customers in the petrochemical, chemical, pulp and paper, water/wastewater and pharmaceutical industries. In 1997, customers in the oil and gas industry represented approximately 61% of the Company's total revenues, with such revenues derived from both the production segment and the refining and petrochemical segments of the industry. In 1997, no single customer accounted for more than 3% of the Company's total revenues.

SALES AND MARKETING

     The Company markets, sells and distributes its products through a combination of a direct sales force and a network of independent sales representatives and distributors. The method of distribution is determined by product line and market size and potential, as well as by local business convention, industry mix and the availability of technically qualified representatives. The Company's flow and industry-specific products for the oil and gas industry are primarily sold through a direct sales force with industry-specific expertise. The Company's flow instruments for other industries and its level and density measurement and composition analysis instruments are primarily sold through independent sales representatives or distributors supported by local sales managers and application specialists. See Note 8 to the consolidated financial statements for financial information relating to foreign and domestic operations and export sales.

     Direct Sales Force. The Company has direct sales operations in the United States, Canada, the United Kingdom, Mexico, the United Arab Emirates, Oman and the Netherlands.

     Independent Sales Representatives. The Company has relationships with approximately 175 independent sales representatives in the United States and approximately 145 independent sales representatives internationally. The Company's sales representatives generally operate on an exclusive basis, and are paid a commission on products sold or shipped into their territory. The Company's agreements with its sales representatives typically provide either party with the right to terminate with up to 60 days' notice. The Company believes that independent sales representatives offer the advantages of being close to the local market, seeing customers on a regular basis and having compatible products to sell to the same customer base.

     Distributors. The Company has relationships with approximately 320 distributors. The Company's distribution agreements are generally exclusive in an identified country or territory and typically provide either party with the right to terminate on 90 days' notice. The Company's distributors generally provide service and support for customers located in their territory.

COMPETITION

     The Company believes that its ability to compete successfully in the market for field measurement instruments and sensors depends upon a number of factors both within and beyond its control, including quality and reliability; technical features; accuracy; ease of use; product pricing; reputation for aftermarket service; timing of new product releases and enhancements by the Company and its competitors; name recognition; the establishment of strategic alliances; and industry and general economic trends. In addition, the Company competes with companies utilizing competing technologies that may be viewed as cost-effective alternatives to the technologies incorporated into the Company's products.

     The field measurement instruments and sensors market segment of the process control market is highly fragmented and intensely competitive, and the Company expects competition to continue to increase. The Company competes with a few large competitors, including Fisher-Rosemount, a division of Emerson Electric Co., Inc., Elsag-Bailey Process Automation N.V., affiliates of ABB Asea Brown Boveri (Holding) Ltd. and Yokokawa Electric Corporation, in each of its product areas and with many companies within specific industries. As the technologies utilized within the process measurement industry continue to develop, the Company expects to face increasing competition in the future from emerging competitors.

     Certain of the Company's current and potential competitors have significantly greater financial, marketing, technical and other competitive resources, as well as greater name recognition, than the Company. As a result, the Company's competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, and may be able to devote greater resources to the promotion and sale of their products. There can be no assurance that the Company will be able to compete successfully with existing or new competitors. An increase in competition could result in price reductions and loss of market share, which could have a material adverse effect on the Company's business, financial condition or results of operations. See "Risk Factors -- Intense Competition."

MANUFACTURING AND SUPPLIERS

     The Company manufactures its instruments on an as-needed basis to meet its customers' specific delivery requirements. The Company currently contracts with local subcontractors for the manufacture of certain major components incorporated into its products. Final product assembly, inspection and testing takes place at the Company's facilities. The Company believes that by subcontracting certain assembly processes it can focus its efforts on adding greater value to the design and development of process measurement instruments for its customers. Although the Company has not experienced any significant difficulty in its relationships with subcontractors, the Company's ability to expand its capacity and rate of growth will depend on its ability to obtain increased production from its existing subcontractors and to identify additional qualified subcontractors.

     The Company believes that there is more than one source for the major components of its products. If, however, the Company were to experience any shortage in any of the major components of its products due to supply shortages or other reasons, including reasons beyond its control, the Company's business, financial condition and results of operations would be materially adversely affected. See "Risk Factors -- Limited Sources of Supply."

RESEARCH AND DEVELOPMENT

     The Company maintains an active research and development program for the introduction of new products and improvements to existing products. The Company also seeks to develop new applications for its existing products and technologies. During 1995, 1996 and 1997 and the three months ended April 4, 1998, research and development expenses were approximately $5.0 million, $5.6 million, $6.8 million and $2.2 million, respectively. As of April 4, 1998, the Company had 106 full-time employees engaged in research and development.

     The Company is currently engaged in research and development programs designed to enhance the measurement, analysis and control capabilities of its products. Products and enhancements under development include: a subsea control module, which is designed to assist oil companies in producing oil from the ocean floor; the use of radar technologies as a cost-effective alternative to ultrasonic technologies in level measurements of liquids and solids; an advanced microprocessor-based RTU and windows interface; a scintillator for gamma level applications requiring lower levels of radiation; and a point level radio frequency ("RF") capacitance gauge to complement the Company's point level product offering.

BACKLOG

     At March 29, 1997 and April 4, 1998, the Company's backlog of unfilled orders was approximately $21.1 million and $32.5 million, respectively. The Company includes in backlog only those orders for which it has received a completed purchase order and for which delivery has been specified within 12 months. Such orders are generally subject to cancellation by the customer with payment of a specified charge. Because of the possibility of customer changes in delivery schedules, cancellation of orders and potential delays in product shipments, the Company's backlog as of any particular date may not be representative of actual sales for any succeeding period.

INTELLECTUAL PROPERTY

     The Company's success depends in part on the strength and protection of its proprietary methodologies and designs and other proprietary intellectual rights. The Company relies upon a combination of patent, trade secret, nondisclosure and other contractual arrangements, and copyright and trademark laws, to protect its proprietary rights. The Company seeks to limit access to and distribution of its proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter the misappropriation of its proprietary information, that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights or that competitors will not be able to develop similar technology independently. See "Risk Factors --Uncertain Protection of Proprietary Rights."

EMPLOYEES

     As of April 4, 1998, the Company had a total of 832 full-time employees. None of the Company's employees is represented by a labor union. The Company believes that its employee relations are good.

PROPERTIES

     The Company operates its various businesses primarily from leased facilities in the United States, Europe and the Middle East, including an approximately 147,000 square foot facility in Kingwood, Texas pursuant to a lease, on a month-to-month basis, with Thermo Instrument (see "Relationship with Thermo Electron and Thermo Instrument -- Related Party Transactions") and an approximately 100,000 square foot facility in Round Rock, Texas pursuant to a lease that expires in 2005. The Company leases office space throughout the world for its sales and service operations. The Company believes that these facilities are adequate for its current requirements and that suitable additional space will be available as needed in the future.

LEGAL PROCEEDINGS

     On December 11, 1996, five former employees of Thermo Instrument's Epsilon subsidiary commenced an arbitration proceeding with the American Arbitration Association naming as joint defendants Epsilon, Thermo Electron, Thermo Instrument and certain affiliates of Thermo Instrument, including TN Technologies, a wholly owned subsidiary of the Company. The arbitration proceeding was conducted in Austin, Texas before an arbitration panel of three individuals. The employees alleged that the joint defendants breached the terms of certain agreements entered into with such employees at the time that a predecessor of Epsilon acquired the assets and business of a company formerly owned by such employees. The employees claimed actual damages of between $27 million and $46 million, punitive damages of twice the actual damages, attorneys' fees and expenses, and pre-judgment and post-judgment interest, resulting from the alleged failure of the joint defendants to, among other things, use their best efforts to develop and promote certain products at the time. The joint defendants, including the Company, contested this matter vigorously. In June 1998, the arbitration panel rendered its decision. The matter was resolved with no liability for damages on the part of the Company.

     The Company is not currently a party to any litigation that it believes could reasonably be expected to have a material adverse effect on the Company or its business.

                       RELATIONSHIP WITH THERMO ELECTRON
                             AND THERMO INSTRUMENT

     The Company was organized in August 1997 as a wholly owned subsidiary of Thermo Instrument. At that time, Thermo Instrument contributed all of the assets or stock of certain of its subsidiaries relating to the CAC, Flow Automation, TN Technologies, Kay-Ray/Sensall, Houston Atlas, Westronics and VG Gas businesses to the Company in exchange for 10,666,667 shares of Common Stock of the Company.

     Thermo Electron has adopted a strategy of selling a minority interest in subsidiary companies to outside investors as an important tool in its future development. As part of this strategy, Thermo Instrument created the Company as a privately held subsidiary, and Thermo Instrument and Thermo Electron, and certain of their subsidiaries, have created several other privately and publicly held majority-owned subsidiaries. From time to time, Thermo Electron and its subsidiaries will create other majority-owned subsidiaries as part of its spin-out strategy. (The Company and the other Thermo Electron subsidiaries are hereinafter referred to as the "Thermo Subsidiaries.")

     Thermo Instrument develops, manufactures and markets analytical instruments used to detect and monitor air pollution, radioactivity, complex chemical compounds and toxic metals and other elements in a broad range of liquids, gases and solids. For its fiscal years ended December 28, 1996 and January 3, 1998, and for the three months ended April 4, 1998, Thermo Instrument had consolidated revenues of $1,209,362,000, $1,592,314,000 and $407,943,000, respectively, and consolidated net income of $132,751,000, $147,258,000 and $37,855,000, respectively.

     Thermo Electron and its subsidiaries develop, manufacture and market environmental monitoring and analysis instruments and manufacture biomedical products including heart-assist devices and mammography systems, papermaking and recycling equipment, alternative-energy systems and other specialized products and technologies. Thermo Electron and its subsidiaries also provide environmental and metallurgical services and conduct advanced technology research and development. For its fiscal years ended December 28, 1996 and January 3, 1998, and for the three months ended April 4, 1998, Thermo Electron had consolidated revenues of $2,932,558,000, $3,558,320,000 and $944,263,000, respectively, and consolidated net income of $190,816,000, $239,328,000 and $65,493,000, respectively.

     See "Risk Factors -- Potential Conflict of Interest."

THE THERMO ELECTRON CORPORATE CHARTER

     Thermo Electron and the Thermo Subsidiaries recognize that the benefits and support they derive from their affiliation are essential elements of their individual performance. Accordingly, Thermo Electron and each of the Thermo Subsidiaries adopted the Thermo Electron Corporate Charter (the "Charter") to define the relationships and delineate the nature of such cooperation among themselves. The purpose of the Charter is to ensure that (i) all of the companies and their stockholders are treated consistently and fairly, (ii) the scope and nature of the cooperation among the companies, and each company's responsibilities, are adequately defined, (iii) each company has access to the combined resources and financial, managerial and technological strengths of the others and (iv) Thermo Electron and the Thermo Subsidiaries, in the aggregate, are able to obtain the most favorable terms from outside parties.

     To achieve these ends, the Charter identifies the general principles to be followed by the companies, addresses the role and responsibilities of the management of each company, provides for the sharing of group resources by the companies and provides for centralized administrative, banking and credit services to be performed by Thermo Electron. The services provided by Thermo Electron include collecting and managing cash generated by members, coordinating the access of Thermo Electron and the Thermo Subsidiaries (the "Thermo Group") to external financing sources, ensuring compliance with external financial covenants and internal financial policies, assisting in the formulation of long-range planning and providing other banking and credit services. Pursuant to the Charter, Thermo Electron may also provide guarantees of debt obligations of the Thermo Subsidiaries or may obtain external financing at the parent level for the benefit of the Thermo Subsidiaries. In certain instances, the Thermo Subsidiaries may provide credit support to, or on behalf of, the consolidated entity or may obtain financing directly from external financing sources. Under the Charter, Thermo Electron is responsible for determining that the Thermo Group remains in compliance with all covenants imposed by external financing sources, including covenants related to borrowings of Thermo Electron or other members of the Thermo Group, and for apportioning such constraints within the Thermo Group. In addition, Thermo Electron is also responsible for ensuring that members comply with internal policies and procedures. The cost of the services provided by Thermo Electron to the Thermo Subsidiaries is covered under existing corporate services agreements between Thermo Electron and each of the Thermo Subsidiaries.

     The Charter presently provides that it shall continue in effect so long as Thermo Electron and at least one Thermo Subsidiary participates. The Charter may be amended at any time by agreement of the participants. Any Thermo Subsidiary, including the Company, can withdraw from participation in the Charter upon 30 days' prior notice. In addition, Thermo Electron may terminate a subsidiary's participation in the Charter in the event the subsidiary ceases to be controlled by Thermo Electron or ceases to comply with the Charter or the policies and procedures applicable to the Thermo Group. A withdrawal from the Charter automatically terminates the corporate services agreement in effect between the withdrawing company and Thermo Electron. The withdrawal from participation does not terminate outstanding commitments to third parties made by the withdrawing company, or by Thermo Electron or other members of the Thermo Group, prior to the withdrawal. However, a withdrawing company is required to continue to comply with all policies and procedures applicable to the Thermo Group and to provide certain administrative functions mandated by Thermo Electron so long as the withdrawing company is controlled by or affiliated with Thermo Electron.

CORPORATE SERVICES AGREEMENT

     As provided in the Charter, the Company and Thermo Electron have entered into a Corporate Services Agreement (the "Services Agreement") under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management and certain financial and other services to the Company. The annual fee for these services was equal to 1% of the Company's revenues for 1997. Beginning in 1998, the fee was reduced to 0.8% of the Company's revenues. The fee is reviewed annually and may be changed by mutual agreement of the Company and Thermo Electron.

     Management believes that the service fees charged under the Services Agreement are reasonable and that the terms of the Services Agreement are fair to the Company. For items such as employee benefit plans, insurance coverage and other identifiable costs, Thermo Electron charges the Company based on charges directly attributable to the Company. The Services Agreement automatically renews for successive one-year terms, unless canceled by the Company upon 30 days' prior written notice. In addition, the Services Agreement terminates automatically in the event the Company ceases to be a member of the Thermo Group or ceases to be a participant in the Charter. In the event of a termination of the Services Agreement, the Company will be required to pay a termination fee equal to the fee that was paid by the Company for services under the Services Agreement for the nine-month period prior to termination. Following termination, Thermo Electron may provide certain administrative services on an as-requested basis by the Company or as required in order to meet the Company's obligations under Thermo Electron's policies and procedures. Thermo Electron will charge the Company a fee equal to the market rate for comparable services if such services are provided following termination.

MASTER GUARANTEE REIMBURSEMENT AND LOAN AGREEMENTS

     The Company has entered into a Master Guarantee Reimbursement and Loan Agreement with Thermo Electron which provides that the Company will reimburse Thermo Electron for any costs it incurs in the event it is required to pay third parties pursuant to any guarantees it issues on the Company's behalf. Thermo Instrument has entered into a similar agreement with Thermo Electron with regard to the Company's obligations which are guaranteed by Thermo Electron. The Company has also entered into a Master Guarantee Reimbursement and Loan Agreement with Thermo Instrument which provides that the Company will reimburse Thermo Instrument for any costs it incurs in the event that Thermo Instrument is required to pay Thermo Electron or any other party pursuant to any guarantees it issues on the Company's behalf.

RELATED PARTY TRANSACTIONS

     Commencing October 1997, the Company leases on a month-to-month basis approximately 147,000 square feet of space from Thermo Instrument in Kingwood, Texas. The Company pays Thermo Instrument an annual rent of approximately $186,000 in the aggregate. In addition, the Company is responsible for its pro rata share of certain occupancy costs including utilities and taxes.

     The Company acquired the Peek Measurement Business from Thermo Power for approximately $19.1 million, effective November 1997. The purchase price represents the sum of (i) the net tangible book value of the Peek Measurement Business as of the date of the acquisition by Thermo Power, plus (ii) the total goodwill associated with Thermo Power's acquisition of Peek plc equal to the total fiscal 1997 revenue of the Peek Measurement Business relative to the total revenues of Peek plc for such period, plus (iii) $1.0 million, which represents an estimate of the amount of tax that will be incurred by Thermo Power as a result of the transfer of the Peek Measurement Business to the Company. In addition, the Company paid $256,000 in interest, representing interest on the purchase price, from November 6, 1997 through January 29, 1998 at an interest rate equal to the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter.

     In January 1998, the Company borrowed $12.0 million from Thermo Instrument to partially fund the Company's acquisition of the Peek Measurement Business from Thermo Power. This loan, which had an interest rate equal to the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter, was repaid in April 1998.

     Commencing January 1998, the Company leases approximately 24,000 square feet of a 60,000 square foot facility in Winchester, England on a month-to-month basis from Thermo Power. The Company pays Thermo Power rent in an amount that is approximately equal to the pro rata share of Thermo Power's occupancy costs including utilities and taxes, which payments in 1998 are estimated to be approximately 139,000 British pounds sterling (approximately $229,000) in the aggregate. For the three months ended April 4, 1998, the Company paid Thermo Power $57,500 under this arrangement.

     Each of Thermo Instrument, Thermo Sentron Inc. ("Thermo Sentron"), an indirect majority-owned subsidiary of Thermo Electron, and Thermo BioAnalysis Corporation ("Thermo BioAnalysis"), Thermo Optek Corporation ("Thermo Optek") and ThermoQuest Corporation ("ThermoQuest"), majority-owned subsidiaries of Thermo Instrument, act as a distributor of certain of the Company's products in countries where such entities maintain a sales force. In consideration of such arrangements, the Company sells such products to such entities at discounted rates negotiated by the parties. For the year ended January 3, 1998, the Company sold $333,000, $583,000, $632,000, $776,000 and $184,000 of products to each of
Thermo Instrument, Thermo Sentron, Thermo BioAnalysis, Thermo Optek and ThermoQuest, respectively. For the three months ended April 4, 1998, the Company sold $218,000, $149,000 and $256,000 of products to each of Thermo Instrument, Thermo Sentron and Thermo Optek, respectively.

     The Company, along with certain other Thermo Subsidiaries, participates in a notional pool arrangement with ABN AMRO, which includes a $50 million credit facility. Only European-based Thermo Subsidiaries participate in this arrangement. Under this arrangement, the Bank notionally combines the positive and negative cash balances held by the participants to calculate the net interest yield/expense for the group. The benefit derived from this arrangement is then allocated based on balances attributable to the respective participants. Thermo Electron guarantees all of the obligations of each participant in this arrangement. In addition, funds on deposit under this arrangement provide credit support for overdraft obligations of other participants. As of April 4, 1998, the Corporation had a positive cash balance of approximately $396,000, based on an exchange rate of $0.4797/NLG 1.00 as of April 4, 1998. For 1997, the average annual interest rate earned on NLG deposits by participants in this credit arrangement was approximately 4.8% and the average annual interest rate paid on NLG overdrafts was approximately 4.8%.

     The Company, along with certain other Thermo Subsidiaries, also participates in a notional pool arrangement with Barclays Bank, which includes a $150 million credit facility. Only European-based Thermo Subsidiaries participate in this arrangement. Under this arrangement, the Bank notionally combines the positive and negative cash balances held by the participants to calculate the net interest yield/expense for the group. The benefit derived from this arrangement is then allocated based on balances attributable to the respective participants. Thermo Electron guarantees all of the obligations of each participant in this arrangement. In addition, funds on deposit under this arrangement provide credit support for overdraft obligations of other participants. As of April 4, 1998, the Company had a positive cash balance of approximately $212,000, based on an exchange rate of $1.67/L1.00 as of April 4, 1998. For 1997, the average annual interest rate earned on deposits by participants in this credit arrangement was approximately 6.5% and the average annual interest rate paid on overdrafts was approximately 7.2%

     As of December 28, 1996, Thermo Electron and its other subsidiaries owed the Company $342,000 for products, services and miscellaneous items, net of amounts due to Thermo Electron and its other subsidiaries under the Services Agreement and related administrative charges and for other products, services and miscellaneous items. As of January 3, 1998 and April 4, 1998, the Company owed Thermo Electron and its other subsidiaries $391,000 and $1,024,000, respectively, for amounts due under the Services Agreement and related administrative charges, and for other products, services and miscellaneous items, net of amounts owed to the Company by Thermo Electron and its other subsidiaries for products, services and miscellaneous items. The largest amount of net indebtedness owed by Thermo Electron and its other subsidiaries to the Company during fiscal 1997 was $2,082,000. These amounts do not bear interest and were or are expected to be paid in the normal course of business.

     As of April 4, 1998, $57.0 million of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron that Thermo Electron collateralizes with investments principally consisting of U.S. government-agency securities, corporate notes, commercial paper, money market funds and other marketable securities, in the amount of at least 103% of such obligation. The Company's funds subject to the repurchase agreement will be readily convertible into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter.

     From time to time, the Company may transact business in the ordinary course with other companies in the Thermo Group. All such transactions are on terms comparable to those the Company would receive from unaffiliated parties.

                                   MANAGEMENT

     The Directors and executive officers of the Company are as follows:

                    NAME                       AGE                  POSITION
Earl R. Lewis................................   53  Chairman of the Board and Director
William J. Zolner............................   54  President, Chief Executive Officer and
                                                    Director
C.R. (Neil) Duarte...........................   54  Vice President
B.C. Holstead................................   62  Vice President
Mark Whitman.................................   43  Vice President
John N. Hatsopoulos..........................   62  Senior Vice President and Chief Financial
                                                      Officer
Paul F. Kelleher.............................   54  Chief Accounting Officer
David J. Beaubien............................   63  Director
Frank Jungers................................   71  Director
Arvin H. Smith...............................   68  Director

     All of the Company's Directors are elected annually by the stockholders and hold office until their respective successors are duly elected and qualified. Executive officers are elected annually by the Board of Directors and serve at its discretion.

     Earl R. Lewis has been Chairman of the Board and a Director of the Company since its inception. Mr. Lewis has been a Director and Chief Executive Officer of Thermo Optek since August 1995 and President of Thermo Optek from August 1995 to March 1997. Mr. Lewis served as President of Thermo Jarrell Ash through January 1996, and for more than five years prior to that date. Mr. Lewis has also been Chief Executive Officer and a Director of Thermo Instrument since January 1998 and President since March 1997, was Chief Operating Officer from January 1996 to January 1998, and was Executive Vice President from January 1996 to March 1997, Senior Vice President from January 1994 to January 1996 and Vice President from March 1992 to January 1994. Mr. Lewis is also Director of Metrika Systems Corporation, Thermo BioAnalysis, ThermoQuest, ThermoSpectra Corporation and Thermo Vision Corporation and he is Chairman of the Board of Thermo BioAnalysis, Thermo Optek, ThermoQuest, ThermoSpectra Corporation and Thermo Vision Corporation.

     William J. Zolner, has been President, Chief Executive Officer and a Director of the Company since its inception. From March 1995 to October 1997, Dr. Zolner served as President of CAC, formerly known as Thermo Instrument Controls, a wholly owned subsidiary of Thermo Instrument and a predecessor to the business comprising the Company. From 1993 to 1995 Dr. Zolner worked for Thermo Instrument analyzing acquisition opportunities and serving as a technology assistant to Mr. Arvin H. Smith, then Chief Executive Officer of Thermo Instrument. Dr. Zolner previously worked for Thermo Electron from 1971 to 1977 in the environmental instruments division. From 1978 to 1993, he held key management positions with divisions of Bendix Corporation, Combustion Engineering, JWP Inc., KEM Associates and Lear Seigler Measurement Controls. Dr. Zolner has over 26 years of experience in the process control instrumentation marketplace, where he has led organizations in engineering, marketing and sales operations and as divisional president.

     C.R. (Neil) Duarte has served as Vice President of the Company since its inception, as Vice President of CAC since 1995 and as President of Flow Automation since 1992. Prior to that, Mr. Duarte served in a variety of general, financial and engineering management positions with Input/Output, Hydril, Solar Turbines, Creole Production and Shell.

     B.C. Holstead has served as Vice President of the Company since its inception and has served as President of CAC since October 1997. Prior to becoming President, Mr. Holstead served in various positions with CAC since 1991, including Manager, Western Hemisphere Sales and Manager, Automation Systems. Mr. Holstead has over 35 years of experience in the automation and electrical industry. In 1966, Mr. Holstead founded and served as Chief Executive Officer of Control Systematologist, Inc.

     Mark Whitman has served as Vice President of the Company since its inception, as President of Kay-Ray/Sensall since 1996 and as President of TN Technologies since 1992. Prior to joining the Company, he held various positions at Baker Hughes. He served as Vice President of Finance for Baker Hughes Process Equipment from 1990 to 1992, Controller and Chief Financial Officer for Baker Hughes Production Tools from 1988 to 1990, Controller and Chief Financial Officer for Texas Nuclear from 1981 to 1988 and Audit Senior for Baker International Inc. in 1981. He was an Audit Senior with Ernst & Whinney from 1975 to 1981.

     John N. Hatsopoulos has served as Vice President and Chief Financial Officer of the Company since its inception and as Senior Vice President since January 1998. Mr. Hatsopoulos also served as a Director of the Company from its inception to June 1998. Mr. Hatsopoulos has been a Vice President and Chief Financial Officer of Thermo Instrument since 1988. Mr. Hatsopoulos has been President of Thermo Electron since January 1997, Chief Financial Officer of Thermo Electron since 1988 and was an Executive Vice President of Thermo Electron from 1986 to January 1997. He is also a Director of LOIS/USA, Inc., Thermo Electron, Thermedics Inc., Thermedics Detection Inc., Thermo Ecotek Corporation, Thermo Fibertek Inc., Thermo Instrument, Thermo Power, Thermo TerraTech Inc. and Thermo Vision Corporation.

     Paul F. Kelleher has been the Chief Accounting Officer of the Company since its inception. Mr. Kelleher has served as Senior Vice President, Finance and Administration, of Thermo Electron since June 1997, as Vice President, Finance, from 1987 to June 1997 and as its Controller from 1982 to January 1996. He is also a Director of ThermoLase Corporation.

     David J. Beaubien has been a Director of the Company since June 1998. Mr. Beaubien was employed by EG&G, Inc., a manufacturer of scientific instruments, as Senior Vice President from 1967 until his retirement in 1991. Mr. Beaubien is also a director of IEC Electronics, Inc., Belfort Instruments, Inc. and the Paine Webber/Mitchell Hutchins PACE Funds, and he is the Chairman of the Board of Yankee Environmental Systems, Inc.

     Frank Jungers has been a Director of the Company since June 1998. Mr. Jungers has been a self-employed consultant on business and energy matters since 1977. Mr. Jungers was employed by the Arabian American Oil Company from 1974 through 1977 as Chairman and Chief Executive Officer. Mr. Jungers is also a director of The AES Corporation, Donaldson, Lufkin & Jenrette Securities Corporation, Georgia-Pacific Corporation, Thermo Electron, Thermo Ecotek Corporation and ThermoQuest.

     Arvin H. Smith has been a Director of the Company since its inception. Mr. Smith has been a Director of Thermo Instrument since 1986. He has also been Chairman of the Board of Thermo Instrument since March 1997, was Chief Executive Officer from 1986 to January 1998, was President from 1986 to March 1997 and has been an Executive Vice President of Thermo Electron since 1991. Mr. Smith is currently Chairman of the Board of Thermo Power, a position he has held since December 1996. Mr. Smith is also a Director of Metrika Systems Corporation, Thermo BioAnalysis, Thermo Optek, Thermo Power, ThermoQuest, ThermoSpectra Corporation and Thermo Vision Corporation.

COMPENSATION OF DIRECTORS

     All Directors who are not employees of the Company, Thermo Instrument or Thermo Electron receive an annual retainer of $2,000 and a fee of $1,000 per day for attending meetings of the Board of Directors and $500 per day for participating in meetings of the Board of Directors held by means of conference telephone and for participating in certain meetings of committees of the Board of Directors. Payment of Directors fees is made quarterly. Messrs. Zolner, Lewis and Smith are all employees of Thermo Electron companies and do not receive any cash compensation from the Company for their services as Directors. Directors are also reimbursed for reasonable out-of-pocket expenses incurred in attending such meetings.

     Directors Deferred Compensation Plan. Under the Company's Deferred Compensation Plan for Directors (the "Deferred Compensation Plan"), a Director has the right to defer receipt of his fees until he ceases to serve as a Director, dies or retires from his principal occupation. In the event of a change in control or proposed change in control of the Company that is not approved by the Board of Directors, deferred amounts become payable immediately. Either of the following is deemed to be a change of control: (a) the occurrence, without the prior approval of the Board of Directors, of the acquisition, directly or indirectly, by any person of 50% or more of the outstanding Common Stock or the outstanding common stock of Thermo Instrument or 25% or more of the outstanding common stock of Thermo Electron; or (b) the failure of the persons serving on the Board of Directors immediately prior to any contested election of directors or any exchange offer or tender offer for the Common Stock or the common stock of Thermo Instrument or Thermo Electron to constitute a majority of the Board of Directors at any time within two years following any such event. Amounts deferred pursuant to the Deferred Compensation Plan are valued at the end of each quarter as units of Common Stock. When payable, amounts deferred may be disbursed solely in shares of Common Stock accumulated under the Deferred Compensation Plan. As of March 3, 1998, the Company had reserved 25,000 shares under this plan and no stock options had been granted under this plan.

COMPENSATION OF EXECUTIVE OFFICERS

                           SUMMARY COMPENSATION TABLE

     The following table summarizes compensation for services to the Company in all capacities awarded to, earned by or paid to the Company's chief executive officer and three other executive officers for the fiscal year ended January 3, 1998. No other executive officer of the Company who held office at the end of fiscal 1997 met the definition of "highly compensated" within the meaning of the Securities and Exchange Commission's executive compensation disclosure rules for this period. The Company is required to appoint certain executive officers and full-time employees of Thermo Electron as executive officers of the Company, in accordance with the Thermo Electron Corporate Charter. The compensation for these executive officers is determined and paid entirely by Thermo Electron. The time and effort devoted by these individuals to the Company's affairs is provided to the Company under the Services Agreement between the Company and Thermo Electron. Accordingly, the compensation for these individuals is not reported in the following table. See "Relationship with Thermo Electron and Thermo Instrument."

                           SUMMARY COMPENSATION TABLE

                                                                   LONG-TERM
                                                                  COMPENSATION
                                                               ------------------
                                                                   SECURITIES
                                        ANNUAL COMPENSATION    UNDERLYING OPTIONS
                                        -------------------    (NO. OF SHARES AND       ALL OTHER
 NAME AND PRINCIPAL POSITION     FY      SALARY      BONUS        COMPANY)(1)        COMPENSATION(2)

William J. Zolner.............  1997    $150,000    $95,000          50,000(ONX)         $7,200
  President and Chief                                                10,000(TMO)
  Executive Officer

Mark Whitman..................  1997    $141,600    $40,160          13,333(ONX)         $7,200
  Vice President

C.R. (Neil) Duarte............  1997    $112,791    $25,000          10,000(ONX)         $5,344
  Vice President

B.C. Holstead.................  1997    $ 97,213    $30,000          13,333(ONX)         $4,802
  Vice President


---------------
(1) All options to purchase shares of the Company's Common Stock shown in the table were granted after the end of fiscal 1997 but are included in the table for clarity of presentation. In addition to grants of options to purchase Common Stock of the Corporation (designated in the table as "ONX"), the named executive officers of the Company have been granted options to purchase common stock of Thermo Electron and certain of its other subsidiaries as part of Thermo Electron's stock option program. Options have been granted during the last fiscal year to the named executive officer in Thermo Electron (designated in the table as "TMO").

(2) Represents the amount of matching contributions made by the individual's employer on behalf of the named executive officer participating in the Thermo Electron 401(k) plan.

     Stock Options Granted During Fiscal 1997

     The following table sets forth information concerning individual grants of stock options made during fiscal 1997 to the Company's chief executive officer and the other named executive officers. It has not been the Company's policy in the past to grant stock appreciation rights, and no rights were granted during fiscal 1997.

                          OPTION GRANTS IN FISCAL 1997

                                                                                                   POTENTIAL REALIZABLE
                                                                                                     VALUE AT ASSUMED
                                                                                                     ANNUAL RATES OF
                       NUMBER OF SHARES      % OF TOTAL                                          STOCK PRICE APPRECIATION
                          UNDERLYING       OPTIONS GRANTED                                          FOR OPTION TERM(2)
                           OPTIONS         TO EMPLOYEES IN    EXERCISE PRICE                     ------------------------
        NAME              GRANTED(1)         FISCAL YEAR        PER SHARE      EXPIRATION DATE      5%            10%
William J. Zolner....      50,000(ONX)           11.3%            $14.25          01/21/10       $567,150     $1,523,500
                           10,000(TMO)            0.7%(3)          39.39          09/24/09       $313,500     $  842,300
Mark Whitman.........      13,333(ONX)            3.0%             14.25          01/21/10       $151,196     $  406,257
C.R. (Neil) Duarte...      10,000(ONX)            2.3%             14.25          01/21/10       $113,400     $  304,700
B.C. Holstead........      13,333(ONX)            3.0%             14.25          01/21/05       $ 77,331     $  180,262

---------------
(1) All options to purchase shares of the Common Stock of the Company (designated in the table as "ONX") were granted after the end of fiscal 1997 but are included in the table for clarity of presentation. As part of Thermo Electron's stock option program, options have been granted during fiscal 1997 to the named executive officer to purchase the common stock of Thermo Electron (designated in the table as "TMO"). All of the options granted during the fiscal year are currently immediately exercisable. The shares acquired upon exercise are subject to repurchase by the granting corporation at the exercise price if the optionee ceases to be employed by such corporation or another Thermo Electron company. The granting corporation may exercise its repurchase rights within six months after the termination of the optionee's employment. For publicly traded companies, the repurchase rights generally lapse ratably over a five- to ten-year period, depending on the option term which may vary from seven to twelve years, provided that the optionee continues to be employed by the granting corporation or another Thermo Electron company. The granting corporation may permit the holders of all such options to exercise options and satisfy tax withholding obligations by surrendering shares equal in fair market value to the exercise price or withholding obligation.

(2) The amounts shown in this table represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10%, compounded annually from the date the respective options were granted to their expiration date. The gains shown are net of the option exercise price, but do not include deductions for taxes or other expenses associated with the exercise. Actual gains, if any, on stock option exercises will depend on the future performance of the Common Stock, the option holders' continued employment through the option period and the date on which the options are exercised.

(3) These options were granted under stock option plans maintained by Thermo Electron and, accordingly, are reported as a percentage of total options granted to employees of Thermo Electron and its subsidiaries.

     Stock Options Exercised During Fiscal 1997 and Fiscal Year-End Option
Values

     The following table reports certain information regarding stock option exercises during fiscal 1997 and outstanding stock options to purchase shares of Thermo Electron, the Company and other Thermo Subsidiaries held at the end of fiscal 1997 by the Company's chief executive and the other named executive officers. No stock appreciation rights were exercised or were outstanding during fiscal 1997.

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR-END OPTION VALUES

                                                                               NUMBER OF                VALUE OF
                                                                         SECURITIES UNDERLYING        UNEXERCISED
                                                    SHARES                UNEXERCISED OPTIONS     IN-THE-MONEY OPTIONS
                                                   ACQUIRED                AT FISCAL YEAR-END      AT FISCAL YEAR-END
                                                      ON       VALUE         (EXERCISABLE/           (EXERCISABLE/
            NAME                    COMPANY        EXERCISE   REALIZED     UNEXERCISABLE)(1)         UNEXERCISABLE)
William J. Zolner............  ONIX                   --         --             50,000/0                     --/0(2)
                               Thermo Electron        --         --             28,375/0               $280,494/0
                               Thermo BioAnalysis     --         --              2,000/0                $19,000/0
                               Thermo Instrument      --         --             61,718/0               $563,094/0
                               Thermo Optek           --         --             15,000/0                $71,700/0
                               ThermoQuest            --         --             10,000/0                $50,000/0
                               ThermoSpectra          --         --              2,500/0                   $158/0

Mark Whitman.................  ONIX                   --         --             13,333/0                     --/0(2)
                               Thermo Instrument      --         --             28,750/0               $468,825/0
                               Thermo Optek           --         --              7,500/0                $35,850/0
                               ThermoQuest            --         --              5,000/0                $25,000/0
                               ThermoSpectra          --         --                800/0                    $50/0

C.R. (Neil) Duarte...........  ONIX                   --         --             10,000/0                     --/0(2)
                               Thermo Instrument      --         --             10,000/0                $64,200/0
                               Thermo Optek           --         --              6,000/0                $28,680/0
                               ThermoQuest            --         --              4,000/0                $20,000/0

B.C. Holstead................  ONIX                   --         --             13,333/0                     --/0(2)
                               Thermo Instrument      --         --              7,265/0                $99,929/0

---------------
(1) All options to purchase shares of the Common Stock of the Company were granted after the end of fiscal 1997 but are included in the table for clarity of presentation. All of the options reported outstanding at the end of the fiscal year are currently immediately exercisable. The shares acquired upon exercise of the options reported in the table are subject to repurchase by the granting corporation at the exercise price if the optionee ceases to be employed by such corporation or another Thermo Electron company. The granting corporation may exercise its repurchase rights within six months after the termination of the optionee's employment. For publicly traded companies, the repurchase rights generally lapse ratably over a five- to ten-year period, depending on the option term, which may vary from seven to twelve years, provided that the optionee continues to be employed by the granting corporation or another Thermo Electron company. For companies whose shares are not publicly traded, the repurchase rights lapse in their entirety on the ninth anniversary of the grant date.

(2) Reflects option value at June 30, 1998.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PRINCIPAL STOCKHOLDER

     The following table sets forth certain information regarding the beneficial ownership of Common Stock as of April 4, 1998 with respect to each person who was known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock.


NAME AND ADDRESS                        NUMBER OF SHARES     PERCENTAGE OF OUTSTANDING
OF BENEFICIAL OWNER                    BENEFICIALLY OWNED    SHARES BENEFICIALLY OWNED

Thermo Electron Corporation(1)........    10,666,667                  68.3%
  81 Wyman Street
  Waltham, MA 02454-9046


---------------

(1) Thermo Electron beneficially owned 68.3% of the Common Stock outstanding as of April 4, 1998 through its ownership of Thermo Instrument. Thermo Electron, through Thermo Instrument, has the power to elect all of the members of the Company's Board of Directors.

MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of June 30, 1998 as well as information regarding the beneficial ownership of the common stock of Thermo Instrument and Thermo Electron, as of June 30, 1998, with respect to (i) each Director, (ii) each executive officer named in the summary compensation table above and (iii) all Directors and current executive officers as a group.

     While certain Directors or executive officers of the Company are also directors and executive officers of Thermo Instrument or its subsidiaries other than the Company, all such persons disclaim beneficial ownership of the 10,666,667 shares of Common Stock owned by Thermo Instrument.

                                        ONIX SYSTEMS        THERMO INSTRUMENT    THERMO ELECTRON
                 NAME(1)                  INC.(2)            SYSTEMS INC.(3)     CORPORATION(4)

David J. Beaubien....................      30,000                    600                   --
C.R. (Neil) Duarte...................      10,000                 10,328                  584
B.C. Holstead........................      13,333                  7,356                   92
Frank Jungers........................      30,000                 15,695              246,380
Earl R. Lewis........................      35,666                179,250               83,678
Arvin H. Smith.......................      24,000                539,583              515,578
Mark Whitman.........................      13,333                 29,582                  719
William J. Zolner....................      50,000                 62,114               28,639
All Directors and executive
  officers as a group (10 persons)...     229,665                952,099            1,777,275


---------------

(1) Except as reflected in the footnotes to this table, shares of Common Stock and common stock of Thermo Instrument and Thermo Electron beneficially owned include shares owned by the indicated person and by that person for the benefit of minor children, and all share ownership involves sole voting and investment power.

(2) Shares of Common Stock beneficially owned by Mr. Beaubien, Mr. Duarte, Mr. Holstead, Mr. Jungers, Mr. Lewis, Mr. Smith, Mr. Whitman, Dr. Zolner and all Directors and executive officers as a group include 30,000; 10,000; 13,333; 30,000; 33,333; 20,000; 13,333; 50,000 and 223,332 shares, respectively, that such person or group has the right to acquire within 60 days after June 30, 1998, through the exercise of stock options. Shares beneficially owned by Mr. Lewis include 333 shares held by his son. Shares beneficially owned by Mr. Smith include 4,000 shares held by his spouse. As of June 30, 1998, no

    Director or executive officer beneficially owned more than 1% of the Common Stock outstanding as of such date; all Directors and executive officers as a group beneficially owned 1.47% of the Common Stock outstanding as of such date.

(3) Shares of the common stock of Thermo Instrument beneficially owned by Mr. Duarte, Mr. Holstead, Mr. Jungers, Mr. Lewis, Mr. Smith, Mr. Whitman, Dr. Zolner and all Directors and executive officers as a group include 10,000; 7,265; 15,695; 172,085; 292,968; 28,750; 61,718; and 677,543 shares, respectively that such person or group has the right to acquire within 60 days after June 30, 1998, through the exercise of stock options. Shares of the common stock of Thermo Instrument beneficially owned by Mr. Smith and all Directors and executive officers as a group include 663 and 1,819 full shares, respectively, allocated through June 30, 1998, to their respective accounts maintained pursuant to Thermo Electron's employee stock ownership plan (the "ESOP"), of which the trustees, who have investment power over its assets are executive officers of Thermo Electron. Shares beneficially owned by Mr. Lewis include 2,987 shares held by Mr. Lewis' spouse. No Director or executive officer beneficially owned more than 1% of the common stock of Thermo Instrument outstanding as of June 30, 1998; all Directors and executive officers as a group beneficially owned less than 1% of such common stock outstanding as of such date.

(4) Shares of the common stock of Thermo Electron beneficially owned by Mr. Jungers, Mr. Lewis, Mr. Smith, Dr. Zolner and all Directors and executive officers as a group include 9,125; 82,350; 212,249; 28,375; and 1,137,771 shares that such person or group has the right to acquire within 60 days after June 30, 1998, through the exercise of stock options. Shares of the common stock of Thermo Electron beneficially owned by Mr. Smith and all Directors and executive officers as a group include 1,717 and 5,179 full shares, respectively, allocated to accounts maintained pursuant to the ESOP. Shares of the common stock of Thermo Electron beneficially owned by Mr. Jungers and all Directors and executive officers as a group include 80,427 full shares allocated through June 30, 1998, to Mr. Jungers account maintained pursuant to Thermo Electron's deferred compensation plan for Directors. Shares beneficially owned by Mr. Jungers include 4,500 shares held by Mr. Jungers' spouse. No Director or executive officer beneficially owned more than 1% of the common stock of Thermo Electron outstanding as of June 30, 1998; all Directors and executive officers as a group beneficially owned 1.06% of such common stock outstanding as of such date.

                                SELLING SHAREHOLDERS

     The following table sets forth the names of the Selling Shareholders, the number of shares of Common Stock owned by each Selling Shareholder, the number of Shares that may be offered by each Selling Shareholder pursuant to this Prospectus and the number of Shares each Selling Shareholder will own after completion of the offering, assuming all of the Shares being offered hereby are sold.

                                                             SHARES OF
                                                              COMMON                        SHARES
                                                               STOCK                      OWNED AFTER
                                                            OWNED PRIOR                   COMPLETION
                                                              TO THE       SHARES BEING     OF THE
                   SELLING SHAREHOLDER                      OFFERING(1)      OFFERED       OFFERING
                   -------------------                      -----------    ------------   -----------
W. Paul Ruben.............................................      3,508          3,508              0
Gregory D. Lewis (2)......................................        333            333              0
Earl R. Lewis IV (2)......................................        333            333              0
The Lincoln Fund Tax Advantage L.P........................     12,280         12,280              0
The Gordon Fund, L.P......................................     12,280         12,280              0
Steven Braverman Trust....................................      7,018          7,018              0
Nutraco Nominees Limited..................................     70,333         70,333              0
Advance Capital Offshore Partners, L.P....................     80,553         26,836         53,717
Catherine S. Dawson.......................................      3,508          3,508              0
Richard J. Naegele........................................      7,018          7,018              0
Lucky Star Shipping S.A...................................     40,350         40,350              0
Pictet & Cie..............................................     17,544         17,544              0
Nancy S. DeMoss...........................................      3,508          3,508              0
Roger T. Servison.........................................      7,017          7,017              0
Joseph C. Sindelar Trust..................................      8,140          8,140              0
Stephenson Ventures.......................................      8,772          8,772              0
H. Virgil Sherrill........................................      8,772          8,772              0
Arthur S. DeMoss Foundation...............................      8,771          8,771              0
Edward Darman Co..........................................     10,526         10,526              0
Wynona L. Smith (3).......................................      4,000          4,000              0
Roy F. Weston.............................................      3,508          3,508              0
Lazard Freres & Co. LLC...................................     20,000         20,000              0
Coutts (Jersey) Limited a/c AIM Values....................     15,333         15,333              0
Coutts (Jersey) Limited a/c Client........................     18,000         18,000              0
The Royal Bank of Scotland International..................     32,666         32,666              0
Coutts (Jersey) Limited a/c AIM Americas..................        666            666              0
Nutraco Nominees Limited..................................     43,000         43,000              0
Homeowners Friendly Society Ltd. A/C GCF..................     16,666         16,666              0
Egger and Co..............................................     20,000         20,000              0
MSS Nominees Ltd..........................................      6,666          6,666              0
MGQ Nominees Limited a/c GGIGT............................     16,666         16,666              0
C.O. Nominees.............................................     23,333         23,333              0
Gerlach & Co..............................................     33,333         33,333              0
MSS Nominees Limited A/C 810015...........................     33,333         33,333              0
Wifleur Inc...............................................      3,508          3,508              0
Triangle Bridge Group, L.P................................      3,508          3,508              0
Scot Holdings, Inc........................................      3,508          3,508              0
Marc H. Morgenstern.......................................      3,508          3,508              0
Bennett Yanowitz..........................................      5,508          3,508          2,000
Barbara Gisel.............................................      3,508          3,508              0
William C. Parrish........................................      3,508          3,508              0
Vassilios and Lynne Sirpolaiois...........................      3,508          3,508              0
Robert E. Yancey, Jr......................................      3,508          3,508              0
Joseph E. Valenti Jr. Trust dated December 21, 1993.......      3,508          3,508              0
Jose Spiwak/ ttee and Sara Spiwak/ttee....................      3,508          3,508              0
John Stafford.............................................      3,508          3,508              0

                                                             SHARES OF
                                                              COMMON                        SHARES
                                                               STOCK                      OWNED AFTER
                                                            OWNED PRIOR                   COMPLETION
                                                              TO THE       SHARES BEING     OF THE
                   SELLING SHAREHOLDER                      OFFERING(1)      OFFERED       OFFERING
                   -------------------                      -----------    ------------   -----------
John A. Miller............................................      3,508          3,508              0
Gordon A. Hughes and Elizabeth Hughes TEN ENT.............      8,508          3,508          5,000
Edwin R. Bindseil.........................................      3,508          3,508              0
Edward W. Rabin...........................................      3,508          3,508              0
Fay E. Schefer............................................      3,508          3,508              0
Francis Cook..............................................      3,508          3,508              0
Douglas A. Pertz..........................................      3,508          3,508              0
Richard Bertero...........................................      3,508          3,508              0
Mary A. Froelich..........................................      3,508          3,508              0
Bruce D. Cowen............................................      3,508          3,508              0
Talisman Capital Ltd......................................     13,333         13,333              0
Robert E. Kilkenny........................................     13,333         13,333              0
The McCloskey Trust.......................................     14,035         14,035              0
Charles A. Smithgall, Jr..................................     21,535         14,035          7,500
Jacobs Family Co. LLC.....................................     14,035         14,035              0
David Braverman Trust.....................................      7,017          7,017              0
Venture Capital Holdings, L.P.............................     17,544         17,544              0
Charles K. Stewart........................................     17,543         17,543              0
James L. Brooks, Trustee, Brooks Family Trust.............     17,543         17,543              0
William Broder, Trustee, James L. Brooks Retained Income
  Trust...................................................      3,508          3,508              0
W.H. Kilkenny Co..........................................     29,824         29,824              0
Link & Co.................................................     33,333         33,333              0
Paul A. Sakmar Trust, Paul A. Sakmar Trustee..............     28,421         28,421              0
Employee's Profit Sharing Plan and Trust of Steel
  Industries, Inc.........................................     11,166          6,666          4,500
Akkad & Co................................................     49,122         49,122              0
ASTO OS, L.L.C............................................    159,336         94,736         64,600
Advance Capital Partners, L.P.............................    256,727         85,444        171,283
Jackson National Life Insurance Company...................    157,894        157,894              0
Nap & Co..................................................    140,350        140,350              0
Northman & Co.............................................     42,104         42,104              0
Fuelship & Co.............................................     28,070         28,070              0
Martin E. Messinger.......................................     24,561         24,561              0
LaSalle National Bank as Custodian for W.H.I. Growth Fund,
  L.P.....................................................     70,000         70,000              0
Irving B. Harris Revocable Trust dtd 7/31/87..............     18,500         18,500              0
William W. Harris Trust...................................      6,666          6,666              0
Roxanne H. Frank Trust....................................     13,333         13,333              0
Harris Foundation.........................................     10,000         10,000              0
Irving Harris Foundation A................................      4,000          4,000              0
Irving Harris Foundation B................................      3,333          3,333              0
Jerome Kahn, Jr. Revocable Trust..........................      2,000          2,000              0
David Rosenbaum & Margot Kahn JTWROS......................        333            333              0
James J. Pelts............................................      2,000          2,000              0
Fred Holubow..............................................      2,333          2,333              0
Michael S. Resnick........................................        500            500              0
Peter E. Martin & Nancy K. Martin JTWROS..................        666            666              0
Alae, LP..................................................      8,333          8,333              0
Crescent International Holdings Limited (4)...............     16,666         16,666              0
Pilot Trading Trust (5)...................................      7,333          7,333              0

---------------

(1) Except as otherwise reflected in the footnotes to this table, all share ownership includes Shares owned by the Selling Shareholders and shares that the Selling Shareholders have the right to acquire within 60 days of April 4, 1998, through the exercise of stock options.

(2) Gregory D. Lewis and Earl R. Lewis IV are sons of Earl R. Lewis, a Director of the Company and Thermo Instrument. See "Management" and "Security Ownership of Certain Beneficial Owners and Management."

(3) Wynona L. Smith is the spouse of Arvin H. Smith, a Director of the Company and Thermo Instrument. See "Management" and "Security Ownership of Certain Beneficial Owners and Management."

(4) Crescent International Holdings Limited, a member of the Olayan Group, is indirectly controlled by Suliman S. Olayan, the father of Hutham S. Olayan, a Director of Thermo Electron.

(5) Pilot Trading Trust is controlled by Robert A. McCabe, a Director of Thermo Electron, and members of his family.

     The Shares are being registered to permit public secondary trading of the Shares from time to time by the Selling Shareholders. All of the Shares being offered by the Selling Shareholders were sold by the Company in private placement transactions pursuant to Stock Purchase Agreements with the Company dated September 24, 1997 and October 22, 1997 (the "Purchase Agreements") for cash.

     In the Purchase Agreements, the Company agreed, among other things, to bear all expenses (other than underwriting discounts, selling commissions, and fees and expenses of counsel and other advisors to the Selling Shareholders) in connection with the registration and sale of the Shares being offered by the Selling Shareholders. See "Sale of Shares." The Company intends to prepare and file such amendments and supplements to the Registration Statement of which this Prospectus forms a part as may be necessary to keep the Registration Statement effective until all the Shares registered thereunder have been sold pursuant thereto or until, by reason of Rule 144(k) of the Commission under the Securities Act or any other rule of similar effect, the Shares are no longer required to be registered for the sale thereof by the Selling Shareholders.

                                 SALE OF SHARES

     The Company will not receive any of the proceeds from this offering. The Shares offered hereby may be sold from time to time by or for the account of any of the Selling Shareholders or by their pledgees, donees, distributees or transferees or other successors in interest to the Selling Shareholders. The Shares may be sold hereunder directly to purchasers by the Selling Shareholders in negotiated transactions; by or through brokers or dealers in ordinary brokerage transactions or transactions in which the broker solicits purchases; block trades in which the broker or dealer will attempt to sell Shares as agent but may position and resell a portion of the block as principal; transactions in which a broker or dealer purchases as principal for resale for its own account; or through underwriters or agents. The Shares may be sold at a fixed offering price, which may be changed, at the prevailing market price at the time of sale, at prices related to such prevailing market price or at negotiated prices. Any brokers, dealers, underwriters or agents may arrange for others to participate in any such transaction and may receive compensation in the form of discounts, commissions or concessions from the Selling Shareholders and/or the purchasers of the Shares. Each Selling Shareholder will be responsible for payment of any and all commissions to brokers.

     The aggregate proceeds to any Selling Shareholder from the sale of the Shares offered hereby will be the purchase price of such Shares less any broker's commission.

     In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Any Selling Shareholder and or any broker-dealer, agent or underwriter who acts in connection with the sale of Shares hereunder may be deemed to be an "underwriter" as that term is defined in the Securities Act, and any commissions received by them and profit on any resale of the Shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act. The Company has agreed to indemnify the Selling Shareholders against certain liabilities, including liabilities under the Securities Act as underwriters or otherwise.

                          DESCRIPTION OF CAPITAL STOCK

     As of April 4, 1998, the Company had 50,000,000 shares of Common Stock authorized for issuance, of which 15,606,307 were issued and outstanding. Each share of Common Stock is entitled to pro rata participation in distributions upon liquidation and to one vote on all matters submitted to a vote of stockholders. Dividends may be paid to the holders of Common Stock when and if declared by the Board of Directors out of funds legally available therefor. Holders of Common Stock have no preemptive or similar rights. The outstanding shares of Common Stock are, and the shares offered hereby when issued will be, legally issued, fully paid and nonassessable.

     The shares of Common Stock have noncumulative voting rights, which means that the holders of more than 50% of the shares voting can elect all the Directors if they so choose, and in such event, the holders of the remaining shares cannot elect any Directors. Thermo Instrument (and Thermo Electron through its majority ownership of Thermo Instrument) intends to continue to own at least a majority of the outstanding Common Stock, and will have the power to elect all of the members of the Company's Board of Directors.

     The Company's Certificate of Incorporation contains certain provisions permitted under the General Corporation Law of Delaware relating to the liability of Directors. The provisions eliminate a Director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts or omissions that involve intentional misconduct or a knowing violation of law. The Company's Certificate of Incorporation also contains provisions to indemnify the Directors and officers of the Company to the fullest extent permitted by the General Corporation Law of Delaware. The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as Directors and officers.

     The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     There are currently 15,606,307 shares of Common Stock of the Company outstanding, of which 4,939,640 shares are freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by affiliates of the Company, as that term is defined in Rule 144 under the Securities Act, may generally only be resold in compliance with applicable provisions of Rule 144.

     Of such 15,606,307 outstanding shares, 10,666,667 are owned by Thermo Instrument. In connection with the Company's initial public offering, which was completed March 30, 1998, the Company, Thermo Instrument and Thermo Electron have agreed not to, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, offer, sell, grant any option to purchase or otherwise dispose of any shares of the Common Stock prior to September 20, 1998, other than (i) the issuance of options and sales of shares of Common Stock pursuant to existing stock-based compensation plans and (ii) shares of Common Stock issuable upon the conversion of securities outstanding as of March 24, 1998. Upon expiration of this lock-up agreement, Thermo Instrument may sell its shares of Common Stock in an offering registered under the Securities Act or pursuant to an exemption from such registration. So long as Thermo Instrument is able to elect a majority of the Board of Directors it will be able to cause the Company at any time to register under the Securities Act all or a portion of the Common Stock owned by Thermo Instrument or its affiliates, in which case it would be able to sell such shares without restriction upon effectiveness of the registration statement. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of
(i) 1% of the then outstanding shares of Common Stock or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date of the notice filed pursuant to Rule 144. Sales under Rule 144 are also subject to certain manner of sale restrictions and notice requirements and to the availability of current public information about the Company. In addition, a person who is deemed an "affiliate" of the Company must comply with Rule 144 in any sale of shares of Common Stock not covered by a registration statement (except, in the case of registered shares acquired by the affiliate on the open market, for the holding period requirement). A person

(or person whose shares are aggregated) who is not deemed an "affiliate" of the Company and who has beneficially owned restricted shares for at least two years is entitled to sell such shares under Rule 144(k) without regard to the volume, notice and other limitations of Rule 144. In meeting the one and two year holding periods described above, a holder of restricted shares can include the holding periods of a prior owner who was not an affiliate.

     The Company has reserved 1,091,667 shares for grants under its existing stock-based compensation plans. As of April 4, 1998, the Company had options outstanding to purchase up to 581,895 shares of Common Stock to its employees and Directors at an exercise price of $14.25 per share. All of such options are currently exercisable, subject to repurchase at the exercise price if the optionee ceases to be employed by the Company. This repurchase right lapses ratably (on an annual basis) over a five- to ten-year period depending upon the term of the option. The Company intends to file registration statements under the Securities Act to register all shares of Common Stock issuable under such plans. Shares covered by these registration statements will be eligible for sale in the public market after the effective date of such registration statements.

                                 LEGAL OPINIONS

     The validity of the issuance of the Common Stock offered hereby will be passed upon for the Company by Seth H. Hoogasian, Esq., General Counsel of Thermo Electron, Thermo Instrument and the Company. Mr. Hoogasian owns or has the right to acquire 3,333 shares of Common Stock of the Company, 20,986 shares of common stock of Thermo Instrument and 103,028 shares of common stock of Thermo Electron.

                                    EXPERTS

     The financial statements of the Company included in this Prospectus and the financial statement schedule included in the Registration Statement of which this Prospectus forms a part have been audited by Arthur Andersen LLP, independent public accountants, to the extent and for the periods as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                             ADDITIONAL INFORMATION

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's regional offices at 7 World Trade Center, New York, New York 10048 and at 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, DC 20549, at prescribed rates. The Commission also maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Company. The address of such Web site is http://www.sec.gov. The Common Stock is listed on the AMEX, and such material that relates to the Company may also be inspected at the offices of the AMEX, 86 Trinity Place, New York, New York 10006.

     The Company has filed with the Commission a registration statement on Form S-1 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act, with respect to the securities offered hereby, and of which this Prospectus constitutes a part. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement.

                               ONIX SYSTEMS INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Public Accountants....................  F-2
Consolidated Statement of Income for the years ended
  December 30, 1995, December 28, 1996 and January 3, 1998
  and the three months ended March 29, 1997 and April 4,
  1998......................................................  F-3
Consolidated Balance Sheet as of December 28, 1996, January
  3, 1998 and April 4, 1998.................................  F-4
Consolidated Statement of Cash Flows for the years ended
  December 30, 1995, December 28, 1996 and January 3, 1998
  and the three months ended March 29, 1997 and April 4,
  1998......................................................  F-5
Consolidated Statement of Shareholders' Investment for the
  years ended December 30, 1995, December 28, 1996 and
  January 3, 1998 and the three months ended April 4,
  1998......................................................  F-6
Notes to Consolidated Financial Statements..................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of ONIX Systems Inc.:

     We have audited the accompanying consolidated balance sheet of ONIX Systems Inc. (a Delaware corporation and 87%-owned subsidiary of Thermo Instrument Systems Inc.) and subsidiaries as of December 28, 1996 and January 3, 1998, and the related consolidated statements of income, cash flows and shareholders' investment for each of the three years in the period ended January 3, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ONIX Systems Inc. and subsidiaries as of December 28, 1996 and January 3, 1998, and the results of their operations and their cash flows for each of the three years in the period ended January 3, 1998, in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN LLP

Boston, Massachusetts
January 28, 1998 (except with respect to certain matters discussed in Notes 5 and 10, as to which the date is July 7, 1998)

                               ONIX SYSTEMS INC.

                        CONSOLIDATED STATEMENT OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                             THREE MONTHS ENDED
                                                                            ---------------------
                                                                            MARCH 29,    APRIL 4,
                                           1995       1996        1997        1997         1998
                                          -------    -------    --------    ---------    --------
                                                                                 (UNAUDITED)
Revenues (Notes 6 and 8)................  $72,105    $95,316    $121,525     $26,429     $37,144
                                          -------    -------    --------     -------     -------
Costs and Operating Expenses:
     Cost of revenues...................   43,636     59,715      72,006      16,003      21,624
     Selling, general and administrative
       expenses (Note 6)................   17,310     21,935      28,201       6,292       9,633
     Research and development
       expenses.........................    5,042      5,568       6,830       1,449       2,177
                                          -------    -------    --------     -------     -------
                                           65,988     87,218     107,037      23,744      33,434
                                          -------    -------    --------     -------     -------
Operating Income........................    6,117      8,098      14,488       2,685       3,710
Interest Income.........................       --         --         344          --         259
Interest Expense........................       --         --        (113)         --        (261)
                                          -------    -------    --------     -------     -------
Income Before Provision for Income
  Taxes.................................    6,117      8,098      14,719       2,685       3,708
Provision for Income Taxes (Note 4).....    2,490      3,240       5,920       1,079       1,491
                                          -------    -------    --------     -------     -------
Net Income..............................  $ 3,627    $ 4,858    $  8,799     $ 1,606     $ 2,217
                                          =======    =======    ========     =======     =======
Basic and Diluted Earnings per Share
  (Note 9)..............................  $   .34    $   .46    $    .79     $   .15     $   .18
                                          =======    =======    ========     =======     =======
Weighted Average Shares (Note 9):
     Basic..............................   10,667     10,667      11,083      10,667      12,524
                                          =======    =======    ========     =======     =======
     Diluted............................   10,667     10,667      11,083      10,667      12,530
                                          =======    =======    ========     =======     =======

  The accompanying notes are an integral part of these consolidated financial statements.

                               ONIX SYSTEMS INC.

                           CONSOLIDATED BALANCE SHEET
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                     APRIL 4,
                                                               1996        1997        1998
                                                               ----        ----      --------
                                                                                     (UNAUDITED)
ASSETS
Current Assets:
     Cash and cash equivalents (includes $19,618 and $57,045
       under repurchase agreement with affiliated company in
       1997 and 1998).......................................  $ 2,386    $ 24,960    $ 61,091
     Accounts receivable, less allowances of $1,347, $2,155
       and $1,897...........................................   26,862      32,583      32,640
     Inventories............................................   20,130      32,932      34,910
     Prepaid expenses.......................................      778       1,032       1,649
     Deferred tax asset (Note 4)............................    2,047       3,531       3,571
     Due from affiliated companies..........................      342          --          --
                                                              -------    --------    --------
                                                               52,545      95,038     133,861
                                                              -------    --------    --------
Property, Plant and Equipment, at Cost, Net.................    6,425       9,145       8,908
                                                              -------    --------    --------
Other Assets................................................      185          87         329
                                                              -------    --------    --------
Cost in Excess of Net Assets of Acquired Companies (Note
  2)........................................................   37,855      55,439      55,414
                                                              -------    --------    --------
                                                              $97,010    $159,709    $198,512
                                                              =======    ========    ========
LIABILITIES AND SHAREHOLDERS' INVESTMENT
Current Liabilities:
     Note payable to parent company (Note 10)...............  $    --    $     --    $ 12,000
     Payable to affiliated companies (Note 2)...............       --      19,508       1,024
     Accounts payable.......................................    9,497      12,775      11,897
     Accrued payroll and employee benefits..................    3,861       3,811       3,874
     Accrued income taxes...................................      800       3,455       4,256
     Accrued installation and warranty expenses.............    1,093       1,583       1,469
     Deferred revenue.......................................      597       3,624       4,171
     Other accrued expenses.................................    6,824       8,335       7,555
                                                              -------    --------    --------
                                                               22,672      53,091      46,246
                                                              -------    --------    --------
Deferred Income Taxes (Note 4)..............................    1,228       1,680       1,680
                                                              -------    --------    --------
Commitments and Contingency (Notes 5 and 6)
Shareholders' Investment (Notes 7 and 10):
     Common stock, $.01 par value, 50,000,000 shares
       authorized; 12,306,307 and 15,606,307 shares issued
       and outstanding in 1997 and 1998.....................       --         123         156
     Capital in excess of par value.........................       --     100,966     144,121
     Retained earnings......................................       --       3,150       5,367
     Net parent company investment..........................   72,437          --          --
     Cumulative translation adjustment......................      673         699         942
                                                              -------    --------    --------
                                                               73,110     104,938     150,586
                                                              -------    --------    --------
                                                              $97,010    $159,709    $198,512
                                                              =======    ========    ========

  The accompanying notes are an integral part of these consolidated financial statements.

                               ONIX SYSTEMS INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                      THREE MONTHS ENDED
                                                                                     --------------------
                                                                                     MARCH 29,   APRIL 4,
                                                       1995      1996       1997       1997        1998
                                                      -------   -------   --------   ---------   --------
                                                                                         (UNAUDITED)
OPERATING ACTIVITIES:
    Net income......................................  $ 3,627   $ 4,858   $  8,799    $ 1,606    $ 2,217
    Adjustments to reconcile net income to net cash
       provided by (used in) operating activities:
         Provision for losses on accounts
           receivable...............................      779       283        674         --         65
         Depreciation and amortization..............    1,909     2,530      3,172        831      1,036
         Increase in deferred income taxes..........      700       312        450         --         --
         Other noncash items........................      (18)       --         (7)        --         --
         Changes in current accounts, excluding the
           effects of acquisitions:
              Accounts receivable...................   (3,343)   (2,857)     1,746      1,971         (7)
              Inventories...........................     (413)   (1,517)    (4,991)       924     (2,404)
              Other current assets..................    2,937     2,674       (600)    (2,547)      (665)
              Accounts payable......................      362     2,824       (227)    (2,114)      (924)
              Other current liabilities.............   (3,304)   (1,244)     3,980     (2,601)       717
         Other......................................      127      (155)       328          7         (7)
                                                      -------   -------   --------    -------    -------
           Net cash provided by (used in) operating
              activities............................    3,363     7,708     13,324     (1,923)        28
                                                      -------   -------   --------    -------    -------
INVESTING ACTIVITIES:
    Payments to affiliated company for acquired
       business.....................................       --        --         --         --    (19,117)
    Refund of acquisition purchase price............       --        --         --        614        424
    Acquisitions, net of cash acquired (Note 2).....       --        --     (9,660)        --         --
    Purchases of property, plant and equipment......   (1,093)   (1,505)    (1,868)      (316)      (406)
    Proceeds from sale of property, plant and
       equipment....................................      595        --        240         11         13
                                                      -------   -------   --------    -------    -------
           Net cash provided by (used in) investing
              activities............................     (498)   (1,505)   (11,288)       309    (19,086)
                                                      -------   -------   --------    -------    -------
FINANCING ACTIVITIES:
    Net proceeds from issuance of Company common
       stock (Notes 5, 7 and 10)....................       --        --     21,955         --     43,189
    Net transfers (to) from parent company prior to
       capitalization of the Company................   (2,346)   (4,662)      (865)     1,303         --
    Net proceeds from issuance of note payable to
       parent company...............................       --        --         --         --     12,000
                                                      -------   -------   --------    -------    -------
           Net cash provided by (used in) financing
              activities............................   (2,346)   (4,662)    21,090      1,303     55,189
                                                      -------   -------   --------    -------    -------
Exchange Rate Effect on Cash........................     (123)      182       (552)      (107)        --
                                                      -------   -------   --------    -------    -------
Increase (Decrease) in Cash and Cash Equivalents....      396     1,723     22,574       (418)    36,131
Cash and Cash Equivalents at Beginning of Period....      267       663      2,386      2,386     24,960
                                                      -------   -------   --------    -------    -------
Cash and Cash Equivalents at End of Period..........  $   663   $ 2,386   $ 24,960    $ 1,968    $61,091
                                                      =======   =======   ========    =======    =======
CASH PAID FOR:
    Income taxes....................................  $ 1,740   $ 1,938   $  6,341    $     3    $   711
                                                      =======   =======   ========    =======    =======
NONCASH ACTIVITIES (NOTE 2):
    Transfer of acquired businesses from parent
       company......................................  $ 7,772   $12,345   $  1,913    $    --    $    --
                                                      =======   =======   ========    =======    =======
    Fair value of assets of acquired companies......  $    --   $    --   $ 34,989    $    --    $    --
    Cash paid for acquired companies................       --        --     (9,889)        --         --
    Payable to affiliated company...................       --        --    (19,117)        --         --
                                                      -------   -------   --------    -------    -------
       Liabilities assumed of acquired companies....  $    --   $    --   $  5,983    $    --    $    --
                                                      =======   =======   ========    =======    =======

  The accompanying notes are an integral part of these consolidated financial statements.

                               ONIX SYSTEMS INC.
               CONSOLIDATED STATEMENT OF SHAREHOLDERS' INVESTMENT
                                 (IN THOUSANDS)

                                                                                     APRIL 4,
                                                   1995       1996        1997         1998
                                                   ----       ----        ----       --------
                                                                                    (UNAUDITED)
COMMON STOCK, $.01 PAR VALUE
     Balance at beginning of year..............   $    --    $    --    $     --     $    123
     Capitalization of the Company.............        --         --         107           --
     Net proceeds from issuance of Company
       common stock (Notes 7 and 10)...........        --         --          16           33
                                                  -------    -------    --------     --------
     Balance at end of period..................        --         --         123          156
                                                  -------    -------    --------     --------
CAPITAL IN EXCESS OF PAR VALUE
     Balance at beginning of year..............        --         --          --      100,966
     Capitalization of the Company.............        --         --      79,027           --
     Net proceeds from issuance of Company
       common stock (Notes 7 and 10)...........        --         --      21,939       43,155
                                                  -------    -------    --------     --------
     Balance at end of period..................        --         --     100,966      144,121
                                                  -------    -------    --------     --------
RETAINED EARNINGS
     Balance at beginning of year..............        --         --          --        3,150
     Net income after capitalization of the
       Company.................................        --         --       3,150        2,217
                                                  -------    -------    --------     --------
     Balance at end of period..................        --         --       3,150        5,367
                                                  -------    -------    --------     --------
NET PARENT COMPANY INVESTMENT
     Balance at beginning of year..............    50,843     59,896      72,437           --
     Net income prior to capitalization of the
       Company.................................     3,627      4,858       5,649           --
     Transfer of acquired businesses from
       parent company (Note 2).................     7,772     12,345       1,913           --
     Net transfers to parent company prior to
       capitalization of the Company...........    (2,346)    (4,662)       (865)          --
     Capitalization of the Company.............        --         --     (79,134)          --
                                                  -------    -------    --------     --------
     Balance at end of period..................    59,896     72,437          --           --
                                                  -------    -------    --------     --------
CUMULATIVE TRANSLATION ADJUSTMENT
     Balance at beginning of year..............        49       (105)        673          699
     Translation adjustment....................      (154)       778          26          243
                                                  -------    -------    --------     --------
     Balance at end of period..................      (105)       673         699          942
                                                  -------    -------    --------     --------
TOTAL SHAREHOLDERS' INVESTMENT.................   $59,791    $73,110    $104,938     $150,586
                                                  =======    =======    ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                               ONIX SYSTEMS INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

     ONIX Systems Inc. ("ONIX" or the "Company") designs, develops, markets and services sophisticated field measurement instruments and on-line sensors. These products incorporate a range of advanced measurement technologies to provide real-time data collection, analysis and local control functions to enhance production efficiency, improve process and quality control, ensure regulatory compliance and increase employee safety. The Company manufactures field measurement instruments and on-line sensors in four general product areas: flow instruments, level and density instruments, composition analysis instruments and industry-specific instruments.

RELATIONSHIP WITH THERMO INSTRUMENT SYSTEMS INC. AND THERMO ELECTRON CORPORATION

     The Company operated as a division of Thermo Instrument Systems Inc. (Thermo Instrument) until its incorporation as a Delaware corporation in August 1997 as a wholly owned subsidiary of Thermo Instrument. At that time, Thermo Instrument contributed all of the assets or stock of certain of its subsidiaries relating to the CAC, Flow Automation, TN Technologies, Kay-Ray/Sensall, Houston Atlas, Westronics and VG Gas businesses to the Company in exchange for 10,666,667 shares of the Company's common stock. The transfer of assets from Thermo Instrument was recorded at historical cost. As of January 3, 1998, Thermo Instrument owned 87% of the Company's outstanding common stock. As of January 3, 1998, Thermo Instrument was an 82%-owned subsidiary of Thermo Electron Corporation (Thermo Electron).

     The accompanying financial statements include the assets, liabilities, income and expenses of the Company as included in Thermo Instrument's consolidated financial statements. The accompanying financial statements do not include Thermo Instrument's general corporate debt, which is used to finance operations of all of its respective business segments, or an allocation of Thermo Instrument's interest expense. The Company had positive cash flow from operations for all periods presented.

PRINCIPLES OF CONSOLIDATION

     The accompanying financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

FISCAL YEAR

     The Company has adopted a fiscal year ending the Saturday nearest December
31. References to 1995, 1996 and 1997 are for the fiscal years ended December 30, 1995, December 28, 1996 and January 3, 1998, respectively. Fiscal years 1995 and 1996 each included 52 weeks; 1997 included 53 weeks.

REVENUE RECOGNITION

     The Company recognizes product revenues upon shipment of its products and recognizes service contract revenues ratably over the term of the contract. The Company provides a reserve for its estimate of warranty and installation costs at the time of shipment. Deferred revenue in the accompanying 1997 balance sheet includes $3.1 million for products that were shipped pending customer acceptance. Customer acceptance was not received as of year end; therefore, as of January 3, 1998, the Company has deferred recognition of such revenue and the associated costs are included in inventories as of January 3, 1998.

STOCK-BASED COMPENSATION PLANS

     The Company applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock-based compensation plans (Note 3). Accordingly, no accounting recognition is given to stock options granted at fair market value until they are exercised. Upon exercise, net proceeds, including tax benefits realized, are credited to equity.

                               ONIX SYSTEMS INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

INCOME TAXES

     The Company and Thermo Electron have a tax allocation agreement under which the Company is included in Thermo Electron's consolidated federal and certain state income tax returns. The agreement provides that in years in which the Company has taxable income, it will pay to Thermo Electron amounts comparable to the taxes the Company would have paid if it had filed separate tax returns. Upon completion of the proposed initial public offering, Thermo Instrument's ownership of the Company will drop below 80% and the Company will be required to file its own corporate tax returns.

     In accordance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," the Company recognizes deferred income taxes based on the expected future tax consequences of differences between the financial statement basis and the tax basis of assets and liabilities, calculated using enacted tax rates in effect for the year in which the differences are expected to be reflected in the tax return.

EARNINGS PER SHARE

     Pursuant to Securities and Exchange Commission requirements, earnings per share have been presented for all periods. Earnings per share have been computed in accordance with SFAS No. 128 "Earnings per Share" (Note 9). Basic and diluted earnings per share are the same as one another for each of the years presented and have been computed by dividing net income by the weighted average number of shares outstanding during the year. Weighted average shares for all periods include 10,666,667 shares issued to Thermo Instrument in connection with the initial capitalization of the Company and, in 1997, the effect of shares sold through the Company's private placement.

CASH AND CASH EQUIVALENTS INCLUDING REPURCHASE AGREEMENT

     Prior to its incorporation, the cash receipts and disbursements of the Company's domestic operations were combined with other Thermo Instrument corporate cash transactions and balances. Therefore, cash of the Company's domestic operations through August 1997 is not included in the accompanying balance sheet.

     As of January 3, 1998, $19,618,000 of the Company's cash equivalents were invested in a repurchase agreement with Thermo Electron. Under this agreement, the Company in effect lends excess cash to Thermo Electron, which Thermo Electron collateralizes with investments principally consisting of U.S. government-agency securities, corporate notes, commercial paper, money market funds and other marketable securities, in the amount of at least 103% of such obligation. Thermo Electron maintains possession of the underlying securities and has the right of substitution at its discretion. The Company's funds subject to the repurchase agreement are readily convertible on demand into cash by the Company. The repurchase agreement earns a rate based on the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter. As of January 3, 1998, the Company's cash equivalents also include investments in short-term certificates of deposit of the Company's foreign subsidiaries, which have an original maturity of three months or less. Cash equivalents are carried at cost, which approximates market value.

INVENTORIES

     Inventories are stated at the lower of cost (on a first-in, first-out or weighted average basis) or market value and include materials, labor and manufacturing overhead. The components of inventories are as follows:

                                                        1996       1997
                                                       -------    -------
                                                         (IN THOUSANDS)
Raw materials and supplies...........................  $ 9,526    $18,095
Work in process......................................    7,195      8,033
Finished goods.......................................    3,409      6,804
                                                       -------    -------
                                                       $20,130    $32,932
                                                       =======    =======

                               ONIX SYSTEMS INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

PROPERTY, PLANT AND EQUIPMENT

     The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. The Company provides for depreciation and amortization using the straight-line method over the estimated useful lives of the property as follows: buildings, 30 to 40 years; machinery and equipment, 3 to 10 years; and leasehold improvements, the shorter of the term of the lease or the life of the asset. Property, plant and equipment consists of the following:

                                                        1996       1997
                                                       -------    -------
                                                         (IN THOUSANDS)
Buildings............................................  $   907    $ 1,485
Machinery, equipment and leasehold improvements......    8,906     12,928
                                                       -------    -------
                                                         9,813     14,413
Less: Accumulated depreciation and amortization......    3,388      5,268
                                                       -------    -------
                                                       $ 6,425    $ 9,145
                                                       =======    =======

COST IN EXCESS OF NET ASSETS OF ACQUIRED COMPANIES

     The excess of cost over the fair value of net assets of acquired companies is amortized using the straight-line method over 40 years. Accumulated amortization was $2,287,000 and $3,488,000 at year-end 1996 and 1997, respectively. The Company assesses the future useful life of this asset whenever events or changes in circumstances indicate that the current useful life has diminished. The Company considers the future undiscounted cash flows of the acquired companies in assessing the recoverability of this asset. If impairment has occurred, any excess of carrying value over fair value is recorded as a loss.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, due from/payable to affiliated companies and accounts payable. The carrying amounts of these financial instruments approximate fair value due to their short-term nature.

FOREIGN CURRENCY

     All assets and liabilities of the Company's foreign subsidiaries are translated at year-end exchange rates, and revenues and expenses are translated at average exchange rates for the year, in accordance with SFAS No. 52, "Foreign Currency Translation." Resulting translation adjustments are reflected as a separate component of shareholders' investment titled "Cumulative translation adjustment." Foreign currency transaction gains and losses are included in the accompanying statement of income and are not material for the three years presented.

RECENTLY RELEASED ACCOUNTING PRONOUNCEMENTS

     SFAS No. 130 "Reporting Comprehensive Income" and SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" both require adoption in 1998. The Company has not completed the analysis to assess the effect of the new pronouncements on its financial statements, although the Company expects that the effect, if any, would represent additional disclosure requirements from those that exist currently.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                               ONIX SYSTEMS INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

INTERIM FINANCIAL STATEMENTS

     The financial statements as of April 4, 1998 and for the three-month periods ended March 29, 1997 and April 4, 1998, are unaudited, but, in the opinion of management, reflect all adjustments of a normal recurring nature necessary for a fair presentation of results for these interim periods. The results of operations for the three-month period ended April 4, 1998 are not necessarily indicative of the results to be expected for the entire year.

2.  ACQUISITIONS

     On November 6, 1997, Thermo Power Corporation (Thermo Power), a majority owned subsidiary of Thermo Electron, acquired Peek plc. Thereafter, the Company acquired from Thermo Power the Peek Measurement Business for $19,117,000. The purchase price was determined based on the net book value of the Peek Measurement Business at November 6, 1997, a pro rata allocation of Thermo Power's total cost in excess of net assets of acquired companies recorded in connection with its acquisition of Peek plc based on 1997 revenues of Peek Measurement relative to Peek plc's total revenues, plus an estimate of Thermo Power's tax liability that arises from the sale of the business to the Company. Peek Measurement manufactures flow and density measurement systems for use in the water/wastewater and oil and gas industries. The purchase price is included in payable to affiliated companies in the accompanying 1997 balance sheet.

     On March 29, 1996, Thermo Instrument acquired a substantial portion of the businesses constituting the Scientific Instruments Division of Fisons plc (Fisons), a wholly owned subsidiary of Rhone-Poulenc Rorer, Inc. Thereafter, Thermo Instrument contributed the business of VG Gas Analysis (VG Gas), the on-line process analysis division of Fisons, to the Company. The amount of net assets transferred, $6,345,000, was determined based on the net book value of VG Gas at March 29, 1996, and a pro rata allocation of Thermo Instrument's total cost in excess of net assets of acquired companies recorded in connection with its acquisition of the Fisons businesses, based on the revenues of VG Gas relative to the total revenues of all of the Fisons businesses purchased by Thermo Instrument.

     The methodology used to determine the purchase price for Peek Measurement and VG Gas and the accounting used, which includes the results of operations from the date the respective businesses became owned by Thermo Electron subsidiaries, is consistent with the methodology used to account for the transfer of other operating units of newly acquired businesses among majority-owned subsidiaries of Thermo Electron.

     Because the Company, Peek Measurement and VG Gas were deemed for accounting purposes to be under control of their common majority owner, Thermo Electron, the transactions have been accounted for in a manner similar to a pooling of interests. Accordingly, the Company's financial statements include the results of Peek Measurement and VG Gas from November 6, 1997 and March 29, 1996, the respective dates Peek Measurement and VG Gas were acquired by Thermo Electron's majority-owned subsidiaries.

     In May 1997, Thermo Instrument acquired the Angus Electronics division of Esterline Technologies Corporation for $1,913,000 in cash and the assumption of certain liabilities totaling $823,000, primarily consisting of trade payables and other accrued expenses. Angus manufactures and distributes analog and digital data acquisition and recorder products and power measurement instruments. In December 1997, the Company acquired the assets comprising the Rustrak Ranger Logger product line (Ranger) for $1,803,000 and the assumption of certain liabilities totaling $91,000, primarily consisting of trade payables and other accrued expenses. Also, in December 1997, the Company acquired substantially all of the assets of Fluid Data, Inc. (Fluid Data) for $8,500,000 in cash and the assumption of certain liabilities totaling $2,661,000, primarily consisting of trade payables and other accrued expenses. Fluid Data is a manufacturer and distributor of pyrolysis gas sampling systems, on-line process gas chromatographs, chemiluminescent sulfur chromatography systems and high speed calorimeters.

                               ONIX SYSTEMS INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     In October 1996, Thermo Instrument acquired Kay-Ray/Sensall from Rosemount Inc., a division of Emerson Electric Co., Inc., for $6,000,000 in cash. Kay-Ray/Sensall is a manufacturer and distributor of nuclear gauges and ultrasonic point level and continuous level switches.

     In July 1995, Thermo Instrument acquired the Flow Automation division of Galveston-Houston Company for $7,800,000 in cash and the assumption of certain liabilities totaling $2,423,000, primarily consisting of trade payables and other accrued expenses. Flow Automation is a supplier of fluid flow measurement and control devices and offers a full range of electronic products to the gas/pipeline automation market.

     These acquisitions, except for Peek Measurement and VG Gas, have been accounted for using the purchase method of accounting and their results of operations have been included in the accompanying financial statements from their respective dates of acquisition. The aggregate cost of these acquisitions exceeded the estimated fair value of the acquired net assets by $30,848,000, which is being amortized over 40 years. Allocation of the purchase price for these acquisitions was based on estimates of the fair value of the net assets acquired and, for the businesses acquired in 1997, is subject to adjustment upon finalization of the purchase price allocation. The Company has gathered no information that indicates that the final allocation will differ materially from the preliminary estimates although the Company expects to undertake an analysis to determine whether any intangible assets other than cost in excess of net assets acquired exist for its recent acquisitions of Fluid Data and Peek Measurement. Existence of such intangibles would result in a change in the preliminary estimate of the purchase price allocation to an increase in assets with shorter economic lives than cost in excess of net assets acquired and higher annual amortization expense. Based upon a preliminary review, the Company does not expect that any such adjustment will materially affect its future results of operations.

     The assets and liabilities were recorded at their estimated fair values as follows:

                          PEEK                                    KAY-RAY/        FLOW
                       MEASUREMENT     VG GAS      FLUID DATA      SENSALL     AUTOMATION      OTHER
                       -----------   -----------   -----------   -----------   -----------   ----------
Purchase price.......  $19,117,000   $ 6,345,000   $ 8,500,000   $ 6,000,000   $ 7,800,000   $3,716,000
                       -----------   -----------   -----------   -----------   -----------   ----------
Allocation to:
  Current assets.....    7,080,000     4,072,000     7,570,000     3,393,000     6,129,000    1,913,000
  Property, plant and
     equipment.......    1,100,000       404,000       627,000       589,000       703,000    1,356,000
  Current
     liabilities.....   (3,460,000)   (2,222,000)   (2,661,000)   (2,626,000)   (2,423,000)    (914,000)
  Cost in excess of
     net assets
     acquired........   14,397,000     4,091,000     2,964,000     4,644,000     3,391,000    1,361,000

     Based on unaudited data, the following table presents selected financial information for the Company, Peek Measurement, Fluid Data, VG Gas and Kay-Ray/Sensall on a pro forma basis, assuming that the Company, Peek Measurement and Fluid Data had been combined since the beginning of 1996 and the Company, VG Gas and Kay-Ray/Sensall had been combined since the beginning of 1995. The effect of the acquisitions not included in the pro forma data was not material to the Company's results of operations.

                                            1995           1996            1997
                                         ----------     -----------     -----------
                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues..............................    $95,899        $142,206        $153,877
Net income............................      2,988           3,679           6,087
Basic and diluted earnings per
  share...............................        .28             .34             .55

     The pro forma results are not necessarily indicative of future operations or the actual results that would have occurred had the acquisitions of Peek Measurement and Fluid Data been made at the beginning of 1996, or the acquisitions of VG Gas and Kay-Ray/Sensall been made at the beginning of 1995.

                               ONIX SYSTEMS INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

3.  EMPLOYEE BENEFIT PLANS

STOCK-BASED COMPENSATION PLANS

  Stock Option Plans

     In December 1997, the Company adopted a stock-based compensation plan for its key employees, directors and others, which permits the grant of stock and stock-based awards as determined by the human resources committee of the Company's Board of Directors (the Board Committee), including restricted stock, stock options, stock bonus shares or performance-based shares. The option recipients and the terms of options granted under this plan are determined by the Board Committee. Options granted generally vest and become immediately exercisable on the ninth anniversary of the grant date, unless the Company's stock becomes publicly traded prior to such date. Options granted became exercisable in June 1998 and are subject to certain transfer restrictions and the right of the Company to repurchase shares issued upon exercise of the options at the exercise price, upon certain events. The restrictions and repurchase rights generally will be deemed to have lapsed ratably over periods ranging from five to ten years after the first anniversary of the grant date, depending on the term of the option, which generally ranges from seven to twelve years. Nonqualified stock options may be granted at any price determined by the Board Committee, although incentive stock options must be granted at not less than the fair market value of the Company's stock on the date of grant. As of January 3, 1998, no options had been granted under this plan (Note 10). In addition to the Company's stock-based compensation plan, certain officers and key employees may also participate in the stock-based compensation plans of Thermo Instrument and Thermo Electron. Participation in these plans is accounted for in accordance with APB No. 25.

  Employee Stock Purchase Program

     Substantially all of the Company's full-time U.S. employees are eligible to participate in an employee stock purchase program sponsored by Thermo Instrument and Thermo Electron. Under this program, shares of Thermo Instrument's and Thermo Electron's common stock can be purchased at the end of a 12-month period at 95% of the fair market value at the beginning of the period and the shares purchased are subject to a six-month resale restriction. Prior to November 1, 1995, the applicable shares of common stock could be purchased at 85% of the fair market value at the beginning of the period, and the shares purchased were subject to a one-year resale restriction. Shares are purchased through payroll deductions of up to 10% of each participating employee's gross wages.

                               ONIX SYSTEMS INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  Pro Forma Stock-based Compensation Expense

     In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-based Compensation," which sets forth a fair-value based method of recognizing stock-based compensation expense. As permitted by SFAS No. 123, the Company has elected to continue to apply APB No. 25 to account for stock-based compensation plans. Had compensation cost for awards in 1997, 1996 and 1995 under stock-based compensation plans been determined based on the fair value at the grant dates consistent with the method set forth under SFAS No. 123, the effect on the Company's net income and earnings per share would have been as follows:

                                                               1995      1996      1997
                                                              -------   -------   -------
                                                               (IN THOUSANDS, EXCEPT PER
                                                                    SHARE AMOUNTS)
Net income:
  As reported...............................................  $3,627    $4,858    $8,799
  Pro forma.................................................   3,623     4,721     8,484
Basic and diluted earnings per share:
  As reported...............................................     .34       .46       .79
  Pro forma.................................................     .34       .44       .77

     Because the method prescribed by SFAS No. 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation expense may not be representative of the amount to be expected in future years. Compensation expense for options granted is reflected over the vesting period; therefore, future pro forma compensation expense may be greater as additional options are granted.

     The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including expected stock price volatility. Because employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

401(K) SAVINGS PLAN

     The majority of the Company's full-time U.S. employees are eligible to participate in Thermo Electron's 401(k) savings plan. Contributions to the 401(k) savings plans are made by both the employee and the Company. Company contributions are based upon the level of employee contributions. For these plans, the Company contributed and charged to expense $810,000, $829,000 and $727,000 in 1995, 1996 and 1997, respectively.

4.  INCOME TAXES

     The components of income before provision for income taxes are as follows:

                                             1995         1996         1997
                                             ----         ----         ----
                                                     (IN THOUSANDS)
Domestic..................................  $ 5,640      $ 5,587      $10,239
Foreign...................................      477        2,511        4,480
                                            -------      -------      -------
                                            $ 6,117      $ 8,098      $14,719
                                            =======      =======      =======

                               ONIX SYSTEMS INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The components of the provision for income taxes are as follows:

                                             1995         1996         1997
                                             ----         ----         ----
                                                     (IN THOUSANDS)
Currently payable:
     Federal..............................  $ 1,424      $ 1,373      $ 4,372
     State................................      316          272          909
     Foreign..............................      170          775        1,457
                                            -------      -------      -------
                                              1,910        2,420        6,738
                                            -------      -------      -------
Net deferred (prepaid):
     Federal..............................      504          633         (740)
     State................................       76          108         (112)
     Foreign..............................       --           79           34
                                            -------      -------      -------
                                                580          820         (818)
                                            -------      -------      -------
                                            $ 2,490      $ 3,240      $ 5,920
                                            =======      =======      =======

     The provision for income taxes in the accompanying statement of income differs from the provision calculated by applying the statutory federal income tax rate of 35% to income before provision for income taxes due to the following:

                                             1995         1996         1997
                                             ----         ----         ----
                                                     (IN THOUSANDS)
Provision for income taxes at statutory
  rate....................................  $ 2,141      $ 2,834      $ 5,152
Increases (decreases) resulting from:
     State income taxes, net of federal
       tax................................      255          247          518
     Amortization of cost in excess of net
       assets of acquired companies.......      100          100          128
     Net foreign losses not benefited and
       tax rate differential..............        3          (24)         (77)
     Tax benefit of foreign sales
       corporation........................     (114)        (131)        (114)
     Other, net...........................      105          214          313
                                            -------      -------      -------
                                            $ 2,490      $ 3,240      $ 5,920
                                            =======      =======      =======

     Deferred tax asset and deferred income taxes in the accompanying balance sheet consist of the following:

                                                            1996        1997
                                                            ----        ----
                                                             (IN THOUSANDS)
Deferred tax asset:
     Reserves and accruals...............................  $  577      $1,035
     Inventory basis difference..........................   1,053       1,993
     Accrued compensation................................     390         564
     Other, net..........................................      27         (61)
                                                           ------      ------
                                                           $2,047      $3,531
                                                           ======      ======
Deferred income taxes:
     Depreciation........................................  $   61      $   63
     Intangible assets...................................   1,167       1,617
                                                           ------      ------
                                                           $1,228      $1,680
                                                           ======      ======

     A provision has not been made for U.S. or additional foreign taxes on $7,200,000 of undistributed earnings of foreign subsidiaries that could be subject to taxation if remitted to the U.S. because the Company currently plans to keep these amounts permanently reinvested overseas. The Company believes that any additional U.S. tax liability due upon remittance of such earnings would be immaterial.

                               ONIX SYSTEMS INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

5.  COMMITMENTS AND CONTINGENCY

OPERATING LEASES

     The Company leases portions of its office and operating facilities under various operating lease arrangements. The accompanying statement of income includes expenses from operating leases of $1,443,000, $1,559,000 and $2,230,000 in 1995, 1996 and 1997, respectively. Future minimum payments due under noncancellable operating leases at January 3, 1998, are: $2,216,000 in 1998; $2,262,000 in 1999; $2,071,000 in 2000; $1,856,000 in 2001; $1,414,000 in 2002
and $2,898,000 in 2003 and thereafter. Total future minimum lease payments are $12,717,000. See Note 6 for space leased from a related party.

CONTINGENCY

     In December 1996, five former employees of Thermo Instrument's Epsilon Industrial, Inc. (Epsilon) subsidiary commenced an arbitration proceeding naming as joint defendants Epsilon, Thermo Electron, Thermo Instrument and certain affiliates of Thermo Instrument, including TN Technologies, a wholly owned subsidiary of the Company, alleging that these entities breached the terms of certain agreements entered into with such employees at the time that a predecessor of Epsilon acquired the assets and business of a company formerly owned by such employees. The employees claimed actual damages of between $27 million and $46 million, punitive damages of twice the actual damages, attorneys' fees and expenses, and pre-judgement and post-judgement interest, resulting from the alleged failure of Thermo Instrument and such affiliates, including TN Technologies, to, among other things, use their best efforts to develop and promote certain products acquired at that time. The defendants, including the Company, contested this matter vigorously. In June 1998, the arbitration panel rendered its decision. The matter was resolved with no liability for damages on the part of the Company.

6.  RELATED PARTY TRANSACTIONS

CORPORATE SERVICES AGREEMENT

     The Company and Thermo Electron have a corporate services agreement under which Thermo Electron's corporate staff provides certain administrative services, including certain legal advice and services, risk management, certain employee benefit administration, tax advice and preparation of tax returns, centralized cash management, and certain financial and other services, for which the Company paid Thermo Electron annually an amount equal to 1.20% of the Company's revenues in 1995 and 1.0% of the Company's revenues in 1996 and 1997. For these services, the Company was charged $865,000, $953,000 and $1,215,000 in 1995, 1996 and 1997, respectively. Beginning in 1998, the Company will pay an annual fee equal to 0.8% of the Company's revenues. The annual fee is reviewed and adjusted annually by mutual agreement of the parties. Management believes that the service fee charged by Thermo Electron is reasonable and that such fees are representative of the expenses the Company would have incurred on a stand-alone basis. The corporate services agreement is renewed annually but can be terminated upon 30 days' prior notice by the Company or upon the Company's withdrawal from the Thermo Electron Corporate Charter (the Thermo Electron Corporate Charter defines the relationship among Thermo Electron and its majority-owned subsidiaries). For additional items such as employee benefit plans, insurance coverage, and other identifiable costs, Thermo Electron charges the Company based upon costs attributable to the Company.

OPERATING LEASES

     Commencing in January 1998, the Company leases approximately 24,000 square feet of a 60,000 square foot facility in Winchester, England, from Thermo Power. The Company pays Thermo Power rent in an amount that is approximately equal to its pro rata share of Thermo Power's occupancy costs. The Company's estimated share of Thermo Power's occupancy costs for 1998 is approximately 139,000 British pounds sterling (approximately $229,000).

                               ONIX SYSTEMS INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Commencing in October 1997, the Company leases office and manufacturing facilities from Thermo Instrument and is charged its share of occupancy costs. The Company's rent for this facility in 1997 totaled $45,000. The Company's expected commitment for rent in 1998 is approximately $186,000.

OTHER RELATED PARTY TRANSACTIONS

     The Company sells products in the ordinary course of business to other subsidiaries of Thermo Electron. Sales of such products to affiliated companies totaled $435,000, $4,126,000 and $2,550,000 in 1995, 1996 and 1997,
respectively.

REPURCHASE AGREEMENT

     The Company invests excess cash in a repurchase agreement with Thermo Electron as discussed in Note 1.

7.  COMMON STOCK

     In September and October 1997, the Company sold 1,639,640 shares of its common stock in a private placement at $14.25 per share, for net proceeds of $21,955,000.

                               ONIX SYSTEMS INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

8.  GEOGRAPHICAL INFORMATION AND CONCENTRATION OF RISK

     The following table shows data for the Company by geographical area:

                                                               1995        1996        1997
                                                              -------    --------    --------
                                                                      (IN THOUSANDS)
Revenues:
     United States..........................................  $61,688    $ 70,569    $ 99,144
     United Kingdom.........................................   10,097      22,413      23,941
     Other..................................................    2,617       4,708       6,696
     Transfers among geographical areas (a).................   (2,297)     (2,374)     (8,256)
                                                              -------    --------    --------
                                                              $72,105    $ 95,316    $121,525
                                                              =======    ========    ========
Income before provision for income taxes:
     United States..........................................  $ 5,920    $  5,805    $ 11,223
     United Kingdom.........................................    1,105       2,751       2,711
     Other..................................................      452         953       1,769
     Corporate and eliminations (b).........................   (1,360)     (1,411)     (1,215)
                                                              -------    --------    --------
     Total operating income.................................    6,117       8,098      14,488
     Interest income, net...................................       --          --         231
                                                              -------    --------    --------
     Income before provision for income taxes...............  $ 6,117    $  8,098    $ 14,719
                                                              =======    ========    ========
Total assets:
     United States..........................................  $71,823    $ 76,387    $108,275
     United Kingdom.........................................    3,574      18,634      21,341
     Other..................................................      824       1,989       7,053
     Corporate (c)..........................................       --          --      23,040
                                                              -------    --------    --------
                                                              $76,221    $ 97,010    $159,709
                                                              =======    ========    ========
Export revenues included in United States revenues above
  (d):
     Asia...................................................  $ 8,273    $  5,754    $  7,721
     Europe.................................................    4,017       3,789       4,226
     South America..........................................    2,747       2,936       2,689
     Other..................................................    5,548       6,024       6,951
                                                              -------    --------    --------
                                                              $20,585    $ 18,503    $ 21,587
                                                              =======    ========    ========

(a) Transfers among geographical areas are accounted for at prices that are representative of transactions with unaffiliated parties.

(b) Primarily general and administrative expenses.

(c) Primarily cash and cash equivalents.

(d) In general, export sales are denominated in U.S. dollars.

     The Company sells a majority of its products to customers in the oil and gas industries. The Company does not normally require collateral or other security to support its accounts receivable. Management does not believe that this concentration of credit risk has or will have a significant negative effect on the Company.

                               ONIX SYSTEMS INC.
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

9.  EARNINGS PER SHARE

     Basic and diluted earnings per share were calculated as follows (In thousands, except per share amounts):

                                                                             THREE MONTHS ENDED
                                                                            ---------------------
                                                                            MARCH 29,    APRIL 4,
                                            1995       1996       1997        1997         1998
                                           -------    -------    -------    ---------    --------
                                                                                 (UNAUDITED)
BASIC
Net income...............................  $ 3,627    $ 4,858    $ 8,799     $ 1,606     $ 2,217
                                           -------    -------    -------     -------     -------
Weighted average shares..................   10,667     10,667     11,083      10,667      12,524
                                           -------    -------    -------     -------     -------
Basic earnings per share.................  $   .34    $   .46    $   .79     $   .15     $   .18
                                           =======    =======    =======     =======     =======
DILUTED
Net income...............................  $ 3,627    $ 4,858    $ 8,799     $ 1,606     $ 2,217
                                           -------    -------    -------     -------     -------
Weighted average shares..................   10,667     10,667     11,083      10,667      12,524
Effect of stock options..................       --         --         --          --           6
                                           -------    -------    -------     -------     -------
Weighted average shares, as adjusted.....   10,667     10,667     11,083      10,667      12,530
                                           -------    -------    -------     -------     -------
Diluted earnings per share...............  $   .34    $   .46    $   .79     $   .15     $   .18
                                           =======    =======    =======     =======     =======

10.  SUBSEQUENT EVENTS

STOCK OPTIONS

     In January 1998, the Board Committee granted options to purchase 531,891 shares of the Company's common stock at $14.25 per share, which was the fair market value on the date of the grant. As of January 29, 1998, the Company had reserved 1,091,667 unissued shares of its common stock for possible issuance under its stock-based compensation plans.

STOCK SPLIT

     In January 1998, the Company declared and effected a two-for-three reverse stock split. All share and per share information has been restated to reflect the stock split.

NOTE PAYABLE TO PARENT COMPANY

     In January 1998, the Company paid Thermo Power $19,117,000, representing the purchase price for the Peek Measurement Business. The Company borrowed $12,000,000 from Thermo Instrument to partially fund this payment. The note to Thermo Instrument bore interest at the 90-day Commercial Paper Composite Rate plus 25 basis points, set at the beginning of each quarter, and was repaid on April 10, 1998 with a portion of the net proceeds from the Company's March 1998 initial public offering.

INITIAL PUBLIC OFFERING

     On March 30, 1998, the Company sold 3,300,000 shares of its common stock in an initial public offering at $14.50 per share for net proceeds of $43,189,000. Following the initial public offering, Thermo Instrument owned approximately 68% of the Company's outstanding common stock.

ACQUISITION

     On July 7, 1998, the Company acquired the capital stock of certain businesses of the Mid-South Companies for $12.7 million in cash. This acquisition will be accounted for using the purchase method of accounting. The businesses acquired include Mid-South Controls and Services Inc. and Mid-South Power Systems Inc. Mid-South Controls and Services Inc. specializes in the assembly and service of wellhead measurement, control and safety shutdown systems that are required by oil and gas companies operating offshore platforms. Mid-South Power Systems Inc. provides electrical generators, switchgear and motor control units that are used in a wide variety of industrial applications.

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     NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
The Company...........................    3
Risk Factors..........................    5
Price Range of Common Stock...........   10
Dividend Policy.......................   10
Selected Quarterly Financial Data.....   10
Capitalization........................   11
Selected Financial Information........   12
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   14
Business..............................   18
Relationship with Thermo Electron and
  Thermo Instrument...................   27
Management............................   31
Security Ownership of Certain
  Beneficial Owners and Management....   36
Selling Shareholders..................   38
Sale of Shares........................   40
Description of Capital Stock..........   41
Shares Eligible for Future Sale.......   41
Legal Opinions........................   42
Experts...............................   42
Additional Information................   42
Index to Consolidated Financial
  Statements..........................  F-1

                                1,639,640 SHARES

                            [ONIX SYSTEMS INC. LOGO]

                                  COMMON STOCK


                             ----------------------
                                   PROSPECTUS
                             ----------------------


                                 AUGUST 6, 1998

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